SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                        ---------------------------


                                 FORM 10

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                  Pursuant to Section 12(b) or (g) of the
                      Securities Exchange Act of 1934

                                OCTEL CORP.
           (Exact Name of Registrant as Specified in Its Charter)



           Delaware                                  98-0181725
(State or Other Jurisdiction of                   (I.R.S. Employer
Incorporation or Organization)                 Identification Number)

P.O. Box 17, Oil Sites Road L65 4HF
 Ellesmere Port, South Wirral                ------------------------
        United Kingdom                               (Zip Code)
-------------------------------
(Address of Principal Executive
          Offices)


  Registrant's telephone number, including area code: 011-44-151-355-3611


     Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class               Name of Each Exchange on Which
       to be so Registered               Each Class is to be Registered
       -------------------               ------------------------------
          Common Stock
    par value $0.01 per share               New York Stock Exchange

 Preferred Stock Purchase Rights            New York Stock Exchange

      Securities to be registered pursuant to Section 12(g) of the Act: None.



                                OCTEL CORP.
              INFORMATION REQUIRED IN REGISTRATION STATEMENT:
               CROSS-REFERENCE BETWEEN INFORMATION STATEMENT
                            AND ITEMS OF FORM 10


Item Number         Caption                             Location in Information Statement
-----------         -------                             ----------------------------------
Item 1.             Business                            Summary; Introduction; The Distribution; Risk
                                                        Factors; Management's Discussion and Analysis
                                                        of Financial Condition and Results of
                                                        Operations; Business; Combined Financial
                                                        Statements.

Item 2.             Financial Information               Summary; Risk Factors; Pro Forma
                                                        Capitalization; Pro Forma Combined Financial
                                                        Statements; Selected Historical Financial Data;
                                                        Management's Discussion and Analysis of
                                                        Financial Condition and Results of Operations;
                                                        Combined Financial Statements.

Item 3.             Properties                          Business.

Item 4.             Security Ownership of Certain       Security Ownership of Certain Beneficial
                    Beneficial Owners and Management    Owners; Beneficial Ownership of Management.

Item 5.             Directors and Executive Officers    Management; Liability and Indemnification of
                                                        Directors and Officers.

Item 6.             Executive Compensation              Management; Security Ownership of Certain
                                                        Beneficial Owners.

Item 7.             Certain Relationships and Related   Summary; The Distribution; Relationship
                    Transactions                        Between Great Lakes and the Company after the
                                                        Distribution; Certain Relationships and Related
                                                        Transactions.

Item 8.             Legal Proceedings                   Business.

Item 9.             Market Price of and Dividends on    Summary; The Distribution; Risk Factors;
                    the Registrant's Common Equity      Management; Security Ownership of Certain
                    and Related Stockholder Matters     Beneficial Owners; Beneficial Ownership of
                                                        Management; Description of Company Capital
                                                        Stock.

Item 10.            Recent Sales of Unregistered        Not Applicable.
                    Securities

Item 11.            Description of Registrant's         Description of Company Capital Stock.
                    Securities to be Registered

Item 12.            Indemnification of Directors and    Liability and Indemnification of Directors and
                    Officers                            Officers.

Item 13.            Financial Statements and            Summary; Pro Forma Combined Financial
                    Supplementary Data                  Statements; Selected Historical Financial Data;
                                                        Management's Discussion and Analysis of
                                                        Financial Condition and Results of Operations;
                                                        Financial Statements.

Item 14.            Changes in and Disagreements with   Not Applicable.
                    Accountants on Accounting and
                    Financial Disclosure

Item 15.            Financial Statements and Exhibits   Index to Combined Financial Statements; Exhibit
                                                        Index.




                           GREAT LAKES LETTERHEAD

                                                       , 1998



Dear Stockholder:


         I am pleased to inform you that the Board of Directors of Great Lakes Chemical Corporation has approved a distribution to our stockholders of all of the outstanding shares of common stock of Octel Corp. ("Octel"). The stock distribution will be made to holders of record of Great Lakes common stock on __________, 1998. You will receive one share of Octel common stock for every four shares of Great Lakes common stock you hold on such date.

         Following completion of the distribution, Octel and its affiliates will own and operate substantially all of the businesses which presently comprise Great Lakes' Petroleum Additives Business Unit, including the lead alkyls, petroleum specialties and performance chemicals businesses.

         Your Board of Directors believes that the distribution will enable Great Lakes and Octel to focus their respective management teams on enhancing each company's competitive position in its respective industries with a view towards increasing the value of each of its businesses, thereby producing greater total stockholder value over the long term. In addition, the implementation of an Octel equity-based incentive plan will better enable Octel to attract, retain and motivate the employees necessary to achieve its business objectives by offering additional economic rewards tied directly to Octel's performance.

         The enclosed Information Statement explains the proposed distribution in greater detail and provides financial and other important information regarding Octel. We urge you to read it carefully. Holders of Great Lakes common stock are not required to take any action to participate in the distribution. A stockholder vote is not required in connection with this matter and, accordingly, your proxy is not being sought.

         We are enthusiastic about the distribution and look forward to the future success of Great Lakes and Octel as highly focused, independent publicly traded companies.

                                            Sincerely,


                                            Mark P. Bulriss
                                            Chief Executive Officer
                                              and President




                              OCTEL LETTERHEAD

                                                      , 1998



Dear Stockholder:

         I am very pleased that you will soon be a stockholder of Octel Corp. ("Octel"), and I want to take this opportunity to introduce you to your company.

         Octel is predominantly the business which was historically the Petroleum Additives Business Unit of Great Lakes Chemical Corporation.

         The Company is a global leader in the production and marketing of tetraethyl lead (TEL), an octane enhancer in gasoline. Additionally, it develops, manufactures and markets specialized chemicals used as fuel additives and performance chemicals.

         Going forward, Octel will strive to maintain its leadership position in TEL through service differentiation, product stewardship and customer satisfaction.

         I believe that, as a free-standing entity, Octel can more effectively focus on and better manage its business during what is expected to be a period of declining global demand for TEL. We plan to manage and optimize the cash generation from the TEL business to pay down debt and return value to our stockholders through the repurchase of stock and/or the payment of cash dividends, as and when appropriate, and through the profitable growth of our non-TEL related businesses.

         Particular attention will be given to improving efficiency and controlling costs as we implement plans to downsize the manufacturing units.

         Octel has applied for listing of its shares on the New York Stock Exchange under the symbol "OTL".

         Your Board, our management and our employees are excited about our future as an independent company and look forward to your participation in our success.

                                            Sincerely,


                                            Dennis J. Kerrison
                                            President and Chief
                                              Executive Officer




    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENTS.


                 SUBJECT TO COMPLETION, DATED APRIL 10, 1998

                           INFORMATION STATEMENT

                                OCTEL CORP.

                                COMMON STOCK
                         PAR VALUE $0.01 PER SHARE


         This Information Statement is being furnished in connection with the distribution (the "Distribution") by Great Lakes Chemical Corporation ("Great Lakes") to holders of record of Great Lakes common stock, par value $1.00 per share (the "Great Lakes Common Stock"), at the close of business on _____________, 1998 (the "Record Date"), of one share of common stock, par value $0.01 per share (the "Octel Common Stock"), of Octel Corp. ("Octel" or the "Company") for every four shares of Great Lakes Common Stock owned on the Record Date. The Distribution will result in 100% of the outstanding shares of Octel Common Stock being distributed to holders of Great Lakes Common Stock on a pro rata basis. The Distribution will be effective on ______________, 1998 (the "Distribution Date").

         The Company is a newly formed company which, as a result of transactions entered into in connection with the Distribution, will own substantially all of the businesses and assets of, and will be responsible for substantially all of the liabilities associated with, Great Lakes' lead alkyls, petroleum specialities and performance chemicals businesses, as more fully described herein.

         No consideration will be paid by Great Lakes' stockholders for the shares of Octel Common Stock. There is no current public trading market for the shares of Octel Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date. The Company has applied for listing of the shares of Octel Common Stock on the New York Stock Exchange under the symbol "OTL."

         In reviewing this Information Statement, you should carefully consider the matters described under the caption "Risk Factors."

        NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
                     REQUESTED NOT TO SEND US A PROXY.

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
      STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.

         The date of this Information Statement is __________, 1998.






                             TABLE OF CONTENTS

                                                                      PAGE

SUMMARY..................................................................2

INTRODUCTION............................................................11

THE DISTRIBUTION........................................................11
Reasons for the Distribution............................................11
Manner of Effecting the Distribution....................................13
Certain Federal Income Tax Consequences.................................14
Listing and Trading of Octel Common Stock...............................15

RISK FACTORS............................................................16
Contracting Demand for TEL Products.....................................16
Competition.............................................................17
Substantial Leverage and Restrictive Covenants..........................17
Absence of Great Lakes Financial Support................................18
Environmental Matters and Plant Closures................................18
International Operations................................................19
Operating History and Future Prospects; Transition
  to an Independen Public Company.......................................19
Dependence on Key Personnel.............................................20
Absence of Prior Trading Market for Octel Common Stock..................20
Dividends and Share Repurchases.........................................20
Possible Anti-takeover Effects of Certain Charter and
  By-Law Provisions and Other Matters...................................21
FTC Investigation.......................................................21

RELATIONSHIP BETWEEN GREAT LAKES AND
  THE COMPANY AFTER THE DISTRIBUTION....................................23
Distribution Agreement..................................................23
Tax Disaffiliation Agreement............................................23
Corporate Services Transition Agreement.................................24
Supply and Toll Manufacturing Agreements................................24

DESCRIPTION OF FINANCINGS...............................................26

PRO FORMA CAPITALIZATION................................................28

PRO FORMA COMBINED FINANCIAL STATEMENTS.................................30

SELECTED HISTORICAL FINANCIAL DATA......................................35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........................37

BUSINESS................................................................48
Description of the Company..............................................48
Reasons for the Distribution............................................49
Cost Reduction Initiatives..............................................49
Lead Alkyls Business ...................................................50
Petroleum Specialities Business.........................................53
Performance Chemicals Business..........................................54
Raw Materials...........................................................54
Technology..............................................................55
Patents and Intellectual Property.......................................55
Health, Safety and Environmental Matters................................56
Human Resources.........................................................56
Properties..............................................................57
Legal Proceedings.......................................................57

MANAGEMENT..............................................................59
Directors...............................................................59
Classified Board of Directors...........................................61
Committees of the Board of Directors....................................61
Compensation of Directors...............................................62
Executive Officers......................................................62
Compensation of Executive Officers......................................64
Stock Options Table.....................................................64
Option Exercises and Year-End Value Table...............................66
Employment Agreements...................................................66
Compensation Under Retirement Plans.....................................66
Stock Plan..............................................................67

TREATMENT OF GREAT LAKES EMPLOYEE STOCK OPTIONS IN
  THE DISTRIBUTION......................................................69

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..........................69

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.........................69

BENEFICIAL OWNERSHIP OF MANAGEMENT......................................70

DESCRIPTION OF COMPANY CAPITAL STOCK....................................71
Common Stock............................................................71
Preferred Stock.........................................................71
No Preemptive Rights....................................................72
Transfer Agent and Registrar............................................72
Certain Provisions of the Certificate of Incorporation and By-Laws......72
Preferred Stock Purchase Rights.........................................76

LIABILITY AND INDEMNIFICATION OF DIRECTORS
  AND OFFICERS..........................................................78

INDEPENDENT AUDITORS....................................................79

ADDITIONAL INFORMATION..................................................79

INDEX TO FINANCIAL  STATEMENTS..........................................F-1





                         FORWARD-LOOKING STATEMENTS


         This Information Statement contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Great Lakes intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and includes this statement for purposes of such safe harbor provisions. Forward-looking statements, which are based upon certain assumptions and describe future plans, strategies and expectations of Great Lakes and the Company, respectively, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The ability of Great Lakes and the Company, respectively, to predict results or the actual effect of future plans or strategies is inherently uncertain. Important factors which may cause actual results to differ materially from the forward-looking statements contained herein or in other public statements by Great Lakes or the Company are described in the section entitled "Risk Factors."


                                  SUMMARY

         The following is a summary of certain information contained elsewhere in this Information Statement. Reference is made to, and this summary is qualified by, the more detailed information set forth in this Information Statement, which should be read in its entirety. Unless the context otherwise requires, (i) references in this Information Statement to Great Lakes or the Company shall include Great Lakes' or the Company's respective subsidiaries, (ii) references in this Information Statement to the Company prior to the Distribution Date shall refer to the Octel Businesses as operated as part of the Petroleum Additives Business Unit of Great Lakes and (iii) references in this Information Statement to the Distribution shall, unless the context indicates otherwise, include the Financings (as defined) and the Special Payments (as defined). See "Description of Financings."


                                THE COMPANY

         The Company is an international chemical company specializing in the manufacture, distribution and marketing of fuel additives. The Company is comprised of three primary operating businesses: Lead Alkyls, Petroleum Specialties and Performance Chemicals. The Lead Alkyls business, which accounted for 82% of the Company's 1997 sales, is the world's leading producer of tetraethyl lead antiknock compounds, or "TEL," that are used by oil refineries worldwide to boost the octane levels in gasoline, allowing fuel to burn more efficiently and preventing engine knock during the combustion cycle. The Company manufactures 80% of the global demand for TEL. The Petroleum Specialties business, which accounted for 12% of the Company's 1997 sales, supplies a broad range of petroleum additives, including combustion improvers, fuel detergents and functional performance products (such as corrosion inhibitors and conductivity improvers). The Performance Chemicals business, which accounted for 6% of the Company's 1997 sales, manufactures and distributes a range of chemicals including sodium, chlor-alkali and Octaquest(R), a biodegradable chelating agent supplied to Procter & Gamble, which is used in several European laundry products.

         Worldwide use of TEL has declined since 1973 following the enactment of the U.S. Clean Air Act in 1970 and increasing health and environmental concerns and political pressures to increase the usage of unleaded gasoline and reduce the lead content of leaded fuels. Usage of TEL is expected to continue to decline and the Company's corporate objective is to optimize the cash flows from sales of TEL to pay down debt and return value to its stockholders by (a) the repurchase of stock and/or the payment of cash dividends and (b) the development of its Petroleum Specialties and Performance Chemicals businesses. To achieve its corporate objective, the Company's strategy is to: (i) manage profitably the decline of the TEL market through the implementation of cost control initiatives and the provision of additional technical and environmental support for customers;
(ii) expand the Petroleum Specialties and Performance Chemical businesses through the development of core competencies, product innovation and enhanced focus on satisfying customers and market needs; (iii) efficiently manage its operations and manufacturing sites consistent with the decline of TEL demand and the growth of specialty and performance products, and
(iv) seek, where feasible, synergistic opportunities through joint ventures, alliances, collaborative arrangements or acquisitions.

         In 1997, the Company had sales of $539.1 million and an operating income of $194.7 million. The Company has its administrative headquarters and principal manufacturing site in Ellesmere Port (Cheshire, U.K.) with subsidiaries in Europe, Africa and North America. The Company employed 1,419 employees worldwide as of December 31, 1997.

         The Company was formed in January 1998 for the purpose of effecting the Distribution and, prior to the Distribution, was a wholly owned subsidiary of Great Lakes. As a result of the Distribution, Great Lakes will own no shares of Octel Common Stock, and the Company will operate as an independent publicly traded company. The Company's principal executive offices are located in the United Kingdom at Oil Sites Road, Ellesmere Port, South Wirral L65 4HF, and its telephone number is 011-44-151-355-3611


                            RECENT DEVELOPMENTS

         Although management expects TEL sales volumes to decrease for the full year 1998, sales volumes in the first quarter of 1998 are expected to be comparable to the first quarter of 1997. Operating income for the first quarter of 1998 is expected to increase slightly from the first quarter of 1997 due to a higher percentage of retail TEL sales versus wholesale TEL sales in the first quarter of 1998. Retail selling prices in the first quarter of 1998 are expected to be flat as compared to the first quarter of 1997.


                              THE DISTRIBUTION

DISTRIBUTING CORPORATION.............  Great Lakes Chemical Corporation, a
                                       Delaware corporation ("Great
                                       Lakes").

DISTRIBUTED CORPORATION..............  Octel Corp., a Delaware corporation
                                       ("Octel" or the "Company"), which,
                                       as of the Distribution Date, will
                                       have transferred to it substantially
                                       all of the businesses and assets of,
                                       and will be responsible for
                                       substantially all of the liabilities
                                       associated with, Great Lakes' lead
                                       alkyls, petroleum specialities and
                                       performance chemicals businesses, as
                                       more fully described herein (the
                                       "Octel Businesses").

PRINCIPAL BUSINESSES TO BE
  RETAINED BY GREAT LAKES ...........  Great Lakes will retain its other businesses, consisting of all of its
                                       current businesses other than the
                                       Octel Businesses (the "Core
                                       Businesses").

PRIMARY PURPOSE
  OF THE DISTRIBUTION................  To separate the Octel Businesses from the Core Businesses so that
                                       each can (i) adopt strategies and
                                       pursue objectives appropriate to its
                                       specific businesses and the
                                       industries in which it operates;
                                       (ii) be recognized and appropriately
                                       valued by the financial community as
                                       a separate and distinct business;
                                       and (iii) implement more focused
                                       incentive compensation arrangements
                                       that are tied more directly to the
                                       results of its operations.

SHARES TO BE DISTRIBUTED.............  Approximately 14,736,075 shares of
                                       Octel Common Stock, based on the
                                       number of shares of Great Lakes
                                       Common Stock outstanding on December
                                       31, 1997. The shares to be
                                       distributed will constitute 100% of
                                       the outstanding shares of Octel
                                       Common Stock on the Distribution
                                       Date.

DISTRIBUTION RATIO...................  Each Great Lakes stockholder will receive one share of Octel Common
                                       Stock for every four shares of Great
                                       Lakes Common Stock held on the
                                       Record Date.

RELATED FINANCINGS...................  Prior to the Distribution, certain of the Company's subsidiaries will
                                       enter into a $300 million senior
                                       credit facility (the "Credit
                                       Facility"), consisting of a
                                       revolving credit facility (the
                                       "Revolving Facility") of $20 million
                                       and a term loan facility (the "Term
                                       Facility") of $280 million, and will
                                       issue $150 million of senior notes
                                       (the "Notes") (collectively, the
                                       "Financings"). Proceeds from the
                                       Financings will be used to make the
                                       Special Payments (as defined herein)
                                       to Great Lakes and to pay
                                       approximately $12 million of
                                       expenses incurred by the Company in
                                       connection with the Distribution and
                                       the Financings. The $20 million
                                       Revolving Facility will be available
                                       to the Company for working capital
                                       and general corporate purposes. See
                                       "Risk Factors--Substantial Leverage
                                       and Restrictive Covenants" and
                                       "Description of Financings."

SPECIAL PAYMENTS TO
GREAT LAKES..........................  Prior to the Distribution, the Company
                                       will use the proceeds of the
                                       Financings, together with $29.7
                                       million of available cash as of
                                       December 31, 1997 and cash generated
                                       by Octel between January 1, 1998 and
                                       the Distribution Date, to make a
                                       $467.7 million payment to Great
                                       Lakes, consisting of $116.8 million
                                       for the repayment of a loan used to
                                       purchase a 10.65% interest in
                                       subsidiaries of the Company held by
                                       Chevron Chemical Company ("Chevron")
                                       and $350.9 million as a special
                                       dividend (the "Special Dividend"
                                       and, collectively, the "Special
                                       Payments").

LISTING AND TRADING MARKET...........  The Company has applied for listing of the shares of Octel Common Stock
                                       on the New York Stock Exchange, Inc.
                                       (the "NYSE") under the symbol "OTL."

RECORD DATE..........................  Close of business on _____________,
                                       1998.

DISTRIBUTION DATE....................  ______________, 1998.

MANNER OF EFFECTING
  THE DISTRIBUTION...................  The Company currently intends to use a direct registration system to
                                       implement the distribution of shares
                                       of Octel Common Stock. On the
                                       Distribution Date, a certificate
                                       representing all issued and
                                       outstanding shares of Octel Common
                                       Stock will be delivered to the
                                       Distribution Agent (as defined). An
                                       account statement will be mailed to
                                       each Great Lakes stockholder as soon
                                       as practicable thereafter stating
                                       the number of shares of Octel Common
                                       Stock received by such stockholder
                                       in the Distribution.

FRACTIONAL SHARE INTERESTs...........  If a stockholder owns fewer than four shares of Great Lakes Common Stock,
                                       such stockholder will receive cash
                                       in lieu of a fractional share. The
                                       account of each Great Lakes
                                       stockholder owning more than four
                                       shares of Great Lakes Common Stock
                                       will be credited with all whole and
                                       fractional shares of Octel Common
                                       Stock such stockholder is entitled
                                       to receive, unless a stockholder
                                       requests and receives physical
                                       certificates (in which case a
                                       stockholder will receive physical
                                       certificates for all whole shares
                                       which such stockholder is entitled
                                       to receive and cash in lieu of
                                       fractional shares).

DISTRIBUTION AGENT...................  First Chicago Trust Company of New
                                       York (the "Distribution Agent").

TAX CONSEQUENCES.....................  Great Lakes has received a private letter ruling from the U.S. Internal
                                       Revenue Service to the effect that,
                                       among other things, the Distribution
                                       will qualify as a tax-free
                                       distribution under Section 355 of
                                       the Internal Revenue Code of 1986,
                                       as amended (the "Code"). See "The
                                       Distribution--Certain Federal Income
                                       Tax Consequences."

DIVIDEND AND SHARE REPURCHASE
  POLICY.............................  The payment and amount of cash dividends and/or share repurchases,
                                       if any, on or with respect to, the
                                       Octel Common Stock after the
                                       Distribution will be subject to the
                                       discretion of the Company's Board of
                                       Directors. The Company's policy will
                                       be determined and reviewed by the
                                       Company's Board of Directors at such
                                       future times as may be appropriate,
                                       and payment of dividends, if any, on
                                       Octel Common Stock will depend upon
                                       the Company's ongoing financial
                                       position, capital requirements,
                                       profitability, cash flow,
                                       restrictive covenants contained in
                                       the Credit Facility and the Notes
                                       and such other factors as the
                                       Company's Board of Directors deems
                                       relevant.

RELATIONSHIP WITH GREAT
LAKES AFTER THE DISTRIBUTION.........  Following the Distribution, Great
                                       Lakes and the Company will be
                                       operated as independent publicly
                                       traded companies. Great Lakes and
                                       the Company will, however, continue
                                       to have a relationship as a result
                                       of the various agreements being
                                       entered into between Great Lakes and
                                       the Company in connection with the
                                       Distribution, including the
                                       Distribution Agreement, the Tax
                                       Disaffiliation Agreement, the
                                       Corporate Services Transition
                                       Agreement and the Supply and Toll
                                       Manufacturing Agreements (each as
                                       defined). Except as referred to
                                       above or as otherwise described
                                       herein, Great Lakes and the Company
                                       will cease to have any material
                                       contractual or other material
                                       relationships with each other. See
                                       "Relationship Between Great Lakes
                                       and the Company After the
                                       Distribution."


                                RISK FACTORS

     Stockholders should carefully consider the matters discussed under the section entitled "Risk Factors" beginning on page 17 of this Information Statement.



          SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA
                (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

         The following tables set forth summary historical statement of income data and balance sheet data and corresponding pro forma data for the Company. The historical financial data for the three years ended December 31, 1997 are derived from the audited Combined Financial Statements of the Company, all of which are included elsewhere in this Information Statement. This historical financial data relate to the Octel Businesses as they were operated as part of the Petroleum Additives Business Unit of Great Lakes and have been adjusted for those parts of the Petroleum Additives Business Unit which are to remain under Great Lakes' ownership and management after the Distribution.

         The pro forma financial data were derived from the "Pro Forma Combined Financial Statements" that give pro forma effect to the Distribution. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma statement of income data (i) for the year ended December 31, 1997 give effect to the Distribution as if it had occurred as of January 1, 1997. The pro forma balance sheet data give effect to the Distribution as if it had occurred as of December 31, 1997. The pro forma financial data do not purport to represent what the financial position or results of operations of the Company would actually have been had the Distribution in fact occurred on the assumed dates or to project the financial position or results of operations of the Company for any future period or date. These tables should be read in conjunction with "Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements included elsewhere herein.



                      SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA
                                            (IN MILLIONS)

                                                                              YEARS ENDED DECEMBER 31,
                                                                              ------------------------
                                                   UNAUDITED
                                                   PRO FORMA
                                                       1997          1997          1996          1995
                                                   ---------         ----          ----          ----
INCOME STATEMENT DATA:
Net sales...................................          $539.1       $539.1         $597.4        $628.3
Cost of goods sold..........................           274.4        274.4          298.8         307.0
                                                       -----        -----          -----         -----

Gross profit................................           264.7        264.7          298.6         321.3

Selling, general and administrative ........            41.6         38.6           40.2          42.1
Research and development....................             3.8          3.8            5.6           5.6
Amortization of intangible assets...........            37.2         27.6           26.7          19.0
                                                      ------         ----           ----          ----
Operating income............................           182.1        194.7          226.1         254.6
Interest expense............................            34.1          2.2            1.6          10.3
Other expenses..............................             5.6          5.6            7.5           4.4
Interest income.............................            (0.1)        (3.9)          (3.5)         (5.1)
Other income................................            (7.9)        (7.9)          (1.2)         (4.1)
                                                      -------    ---------          -----         -----

Income before income taxes and minority
interest....................................           150.4        198.7          221.7         249.1
Minority interest...........................            -            24.3           29.6          32.3
                                                     -------     --------         ------        ------
Income before income taxes..................           150.4        174.4          192.1         216.8
Income taxes................................            48.9         56.7           63.8          71.7
                                                     -------     --------         ------        ------
Net income..................................          $101.5       $117.7         $128.3        $145.1
                                                      ======       ======         ======        ======
BALANCE SHEET DATA (AS OF END OF YEAR):
Total working capital.......................          $206.2       $179.9         $216.1        $175.8
Property, plant and equipment, net..........           106.0        106.0          113.4         107.3
Total assets................................           818.0        832.9          841.0         798.4
Total debt..................................           430.0           -              -             -
Total liabilities...........................           540.4        180.1          256.4         267.6
Total equity................................           277.6        652.8          584.6         530.8

STATEMENT OF CASH FLOWS DATA:
EBITDA(1)...................................          $240.8       $243.8         $262.7        $287.0
Depreciation................................            19.2         19.2           16.2          13.7
Net cash provided by operating activities...              -         167.5          127.8         175.8

Capital expenditures........................              -          17.8           20.6          31.5
Business combinations net of cash acquired..              -         130.8(2)        17.0          18.8
Other.......................................              -          (1.6)          14.9          31.1
                                                                  --------          ----          ----
Net cash used in investing activities.......              -        $147.0          $52.5         $81.4
Net cash paid to GLCC.......................                         31.4          103.0         104.6


(1) EBITDA represents income before income taxes and minority interest plus depreciation, amortization of intangible assets and interest expense, less interest income. EBITDA is not a substitute for operating income, net earnings and cash flow from operating activities as determined in accordance with generally accepted accounting principles as a measure of profitability or liquidity. EBITDA is presented as additional information because management believes it to be a useful indicator of the Company's ability to service and/or incur indebtedness. EBITDA amounts may not be fully available for management's discretionary use, due to certain requirements to conserve funds for capital replacement, debt service and other commitments.

(2) Includes $116.8 million for the purchase of Chevron's 10.65% interest in subsidiaries of the Company. See "The Distribution - Special Payments to Great Lakes."


                                INTRODUCTION

         On __________, 1998, the Board of Directors of Great Lakes declared a dividend payable to holders of record of Great Lakes Common Stock at the close of business on the Record Date of one share of Octel Common Stock for every four shares of Great Lakes Common Stock held on the Record Date. The Distribution will be effective on ____________, 1998. An account statement will be mailed to each Great Lakes stockholder as soon as practicable thereafter stating the number of shares of Octel Common Stock received by such stockholder in the Distribution. As a result of the Distribution, 100% of the outstanding shares of Octel Common Stock will be distributed to Great Lakes stockholders.

         The Company was formed for the purpose of effecting the Distribution. On or prior to the Distribution Date, Great Lakes will have transferred to the Company substantially all of the assets and liabilities of the Octel Businesses. Prior to the Distribution, Great Lakes generally operated the Octel Businesses as part of its Petroleum Additives Business Unit.

         If you have questions relating to the Distribution, please contact the Distribution Agent at: (800) 317-4445.

         For other information relating to Great Lakes, please contact:
Great Lakes Investor Relations Department, Great Lakes Chemical Corporation, One Great Lakes Boulevard, West Lafayette, Indiana 47996-2220 (telephone: (765) 497-6100). For questions related specifically to Octel, please contact: Octel Corp. Investor Relations Department, P.O. Box 17, Oil Sites Road, Ellesmere Port, South Wirral, United Kingdom (telephone:
011-44-151-356-6100).


                              THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

         The Board of Directors of Great Lakes has determined that it is in the best interest of Great Lakes and its stockholders to undertake the Distribution, thereby separating the Octel Businesses from Great Lakes, for the reasons described herein.

         The Distribution will permit management of each of the Company and Great Lakes to focus its exclusive attention on its respective core businesses. In addition, the Distribution will allow each of the Company and Great Lakes to allocate its financial resources to address its particular business needs and capitalize on its business opportunities. With respect to the Company, the Distribution is designed to establish Octel as a stand alone independent company that can adopt strategies and pursue objectives appropriate to its specific businesses. In 1997 approximately 82% of the Company's revenues were derived from the sale of tetraethyl lead antiknock compounds ("TEL"), a specialized commodity utilized primarily as an octane enhancer for automobile gasoline. Businesses, such as the Company, that sell specialized commodity chemical products must meet certain marketplace standard specifications. Since the Company is not generally able to increase prices, the Company's ability to succeed and maintain or increase earnings is dependent primarily upon its ability to control and/or reduce costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview". As an independent company, the Company's management should be better able to structure and operate the Company in a manner more directly and appropriately tailored to meet the business opportunities and challenges presented by the competitive TEL environment in which the Company operates.

         Great Lakes believes that the separation of the Octel Businesses from its speciality chemicals businesses will allow the two entities to be recognized and appropriately valued by the financial community as distinct businesses with different investment risk and return profiles. As a result of the Distribution, Great Lakes should develop and enhance its following in the financial community primarily as a diversified global specialty chemicals business while the Company should develop its following primarily as a petroleum additives and performance chemicals business. In this regard, investors will be better able to evaluate the merits and future prospects of the businesses of Great Lakes and the Company, enhancing the likelihood that each will achieve appropriate market recognition and valuation for its performance and potential. In addition, current stockholders and potential investors will be better able to direct their investments to their specific areas of interest. The Distribution will also enable the Company, as and when appropriate, to explore the possibility of engaging in strategic acquisitions, joint ventures and other collaborative arrangements.

         The Distribution is also designed to allow the Company and Great Lakes to each establish and tailor its own equity-based compensation plans so that there will be a more direct alignment between the performance of each business and the compensation of its management. Among other things, the implementation of a separate Octel equity-based compensation plan is intended to strengthen and enhance the Company's ability to achieve cost savings, enhance efficiencies and better leverage sales opportunities. Following the Distribution, the Company's management will receive equity-based incentives which will be more closely aligned with the financial results of the Company, thereby linking each employee's financial success more directly to the financial success of the Company. See "Management."

         For the reasons stated above, the Great Lakes Board of Directors believes that the Distribution is in the best interest of Great Lakes and the Company.


MANNER OF EFFECTING THE DISTRIBUTION

         The general terms and conditions relating to the Distribution are set forth in a Transfer and Distribution Agreement, dated as of _______________, 1998 (the "Distribution Agreement"), between Great Lakes and the Company.

         The Distribution will be made on the basis of one share of Octel Common Stock for every four shares of Great Lakes Common Stock held on the Record Date. The actual total number of shares of Octel Common Stock to be distributed will depend on the number of shares of Great Lakes Common Stock outstanding on the Record Date. Based upon the shares of Great Lakes Common Stock outstanding on December 31, 1997, approximately 14,736,075 shares of Octel Common Stock will be distributed to Great Lakes stockholders. The shares of Octel Common Stock will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. See "Description of Company Capital Stock."

         Since the Company will use a direct registration system to implement the Distribution, the Distribution Agent will credit the shares of Octel Common Stock distributed on the Distribution Date, including fractional interests for those stockholders who receive at least one whole share of Octel Common Stock, to book-entry accounts established for all Company stockholders and will mail an account statement to each stockholder stating the number of shares of Octel Common Stock, including such fractional interests, received by such stockholder in the Distribution. Following the Distribution, stockholders may request the transfer of their interests to a brokerage or other account or may request delivery of physical stock certificates for their shares of Octel Common Stock.

         If a stockholder owns fewer than four shares of Great Lakes Common Stock and therefore is entitled to receive less than one whole share of Octel Common Stock, such stockholder will receive cash instead of a fractional share of Octel Common Stock. If a stockholder requests physical certificates for shares of Octel Common Stock, such stockholder will receive physical certificates for all whole shares of Octel Common Stock and cash instead of any fractional share interest. The Distribution Agent will, promptly after the Distribution Date, aggregate all such fractional share interests in Octel Common Stock with those of other similarly situated stockholders and sell such fractional share interests in Octel Common Stock at then-prevailing prices. The Distribution Agent will distribute the cash proceeds to stockholders entitled to such proceeds pro rata based upon their fractional interests in Octel Common Stock. No interest will be paid on any cash distributed in lieu of fractional shares.

         No holder of Great Lakes Common Stock will be required to pay any cash or other consideration for the shares of Octel Common Stock received in the Distribution or to surrender or exchange shares of Great Lakes Common Stock in order to receive shares of Octel Common Stock.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of the material U.S. federal income tax consequences of the Distribution to Great Lakes' stockholders. Great Lakes has received a private letter ruling (the "Private Letter Ruling") from the U.S. Internal Revenue Service (the "Service") to the effect that, among other things, the Distribution will qualify as a tax-free spin-off to Great Lakes and its stockholders under Section 355 of the Code and therefore that for U.S. federal income tax purposes:

                  1. A Great Lakes stockholder will not recognize any income, gain or loss as a result of the Distribution, except, as described below, in connection with cash received in lieu of fractional shares of Octel Common Stock.

                  2. A Great Lakes stockholder will apportion his tax basis for his Great Lakes Common Stock on which Octel Common Stock is distributed between Great Lakes Common Stock and the Octel Common Stock received in the Distribution (including any fractional shares of Octel Common Stock deemed received) in proportion to the relative fair market values of such Great Lakes Common Stock and Octel Common Stock on the Distribution Date.

                  3. A Great Lakes stockholder's holding period for the Octel Common Stock received in the Distribution will include the period during which such stockholder held the Great Lakes Common Stock, provided that such Great Lakes Common Stock is held as a capital asset by such stockholder as of the Distribution Date.

                  4. A Great Lakes stockholder who requests physical certificates for shares of Octel Common Stock and who receives cash in lieu of fractional shares of Octel Common Stock as a result of the sale of such shares by the Distribution Agent will be treated as if such fractional shares had been received by the stockholder as part of the Distribution and then sold by such stockholder. Accordingly, such stockholder will recognize a gain or loss equal to the difference between the cash so received and the portion of the tax basis in the Octel Common Stock that is allocable to such fractional shares. Also, a stockholder who owns fewer than four shares of Octel Common Stock will receive cash for such stock and will recognize a gain or loss equal to the difference between the cash so received and his tax basis in such stock. In either circumstance, such gain or loss will be capital gain or loss, provided that such fractional shares were held by such stockholder as a capital asset at the time of the Distribution.

         The Private Letter Ruling is based on certain representations made by Great Lakes with respect to itself and the Company. The failure of any such representation to be true and correct in any material respect could alter the tax consequences described herein. Neither Great Lakes nor the Company is aware of any present facts or circumstances that would cause any such representations to be untrue in any material respect.

         Current Treasury regulations require each Great Lakes stockholder who receives Octel Common Stock pursuant to the Distribution to attach to his federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the Distribution. Great Lakes will convey the appropriate information to each stockholder of record as of the Record Date.

         THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO STOCKHOLDERS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES, CORPORATIONS (OR OTHER ENTITIES TAXABLE AS CORPORATIONS) ORGANIZED UNDER THE LAWS OF THE UNITED STATES OR ANY STATE THEREIN (INCLUDING THE DISTRICT OF COLUMBIA) OR WHO ARE OTHERWISE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE. ALL STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.


LISTING AND TRADING OF OCTEL COMMON STOCK

         The Company has applied for listing of the shares of Octel Common Stock on the NYSE under the symbol "OTL." The Company is expected to have initially approximately --------- holders of record, based on the number of stockholders of record of Great Lakes on ------------, 1998.

         A "when-issued" trading market is expected to develop on or about the Record Date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the shares of Octel Common Stock may trade on a "when-issued" basis or after the Distribution cannot be predicted. See "Risk Factors--Absence of Prior Trading Market for Octel Common Stock."

         The shares of Octel Common Stock distributed to Great Lakes stockholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include the directors and principal executive officers of the Company as well as any principal stockholder of the Company. Persons who are affiliates of the Company will be permitted to sell their shares of Octel Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(2) of the Securities Act and Rule 144 thereunder.


                                RISK FACTORS

CONTRACTING DEMAND FOR TEL PRODUCTS

         In 1997, approximately 82% of the Company's revenues were derived from the sale of TEL antiknock compounds, a specialized commodity utilized primarily as an octane enhancer for automobile gasoline. The Company's Lead Alkyls business operates in a gasoline market characterized by contracting demand for TEL products. The market for TEL products is contracting primarily as a result of health and environmental concerns and political pressures to increase the usage of unleaded gasoline and reduce the lead content of leaded fuels. Global demand for TEL has decreased and is expected to continue to decrease as a result of various regulatory initiatives around the world to phase out the use of gasoline containing TEL ("leaded gasoline"). From 1990 to 1997, total annual sales volume in the global TEL market decreased from approximately 230,000 metric tons to approximately 100,000 metric tons as many industrialized countries either banned TEL or limited allowable TEL levels in gasoline in response to concerns over health-related issues surrounding TEL. Demand for TEL has also been depressed by the incompatibility of leaded gasoline and catalytic converters, which have been increasingly used to minimize automobile exhaust emissions. The Company believes that the rate of TEL volume decline over the next four to five years will be between 10% and 15% per year; however, there can be no assurance that such rate of decline will not be more than the Company's current estimates. The United States began phasing out the use of TEL in the early 1970s and the use of leaded gasoline in the United States is now restricted to piston-engined aircraft and certain other vehicles. Similarly, other industrialized countries, including, among others, Germany, Switzerland, South Korea, Sweden and New Zealand, have banned the use of leaded gasoline. In addition, some other countries have limited the level of TEL in gasoline and are considering initiatives to phase out the use of leaded gasoline completely.

         As a result of contracting world demand for TEL, the Company's primary product, the Company intends to develop new sources of revenue and growth through the internal development of new products or through acquisitions, joint ventures or other collaborative arrangements. The Company does not believe that the revenues from sales of new products will fully offset the decline in TEL sales and earnings in the foreseeable future. There can be no assurance that the Company will be successful in developing and marketing new products that achieve market acceptance or that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of such new products. Further, there can be no assurance that the Company's competitors will not succeed in developing or marketing products that are more effective or commercially attractive than any that are being developed by the Company, or that such competitors will not succeed in obtaining any required regulatory approvals for introducing or commercializing any such products before the Company is able to do so. Additionally, there can be no assurance that the Company will be able to identify and successfully consummate any acquisitions, joint ventures or collaborative arrangements, or that revenues, if any, from such acquisitions, joint ventures or other collaborative arrangements would offset the decline in TEL sales and earnings in the foreseeable future.

COMPETITION

         The Company's Lead Alkyls business operates in a contracting market. See "--Contracting Demand for TEL Products." The Company competes in the sale of TEL primarily with Alcor Chemie Vertriebs AG ("Alcor"), Ethyl Corporation ("Ethyl") and Syntez. See "Business Lead Alkyls Business
- Competition." In recent years, competition has intensified as the demand for TEL has declined, price increases have slowed and existing competitors have aggressively engaged in price competition. Although the Company currently has a worldwide TEL market share of approximately 60% with respect to retail TEL sales, there can be no assurance that it will be able to maintain such market share or its current level of gross margins and profitability as the market for TEL products continues to contract and/or its competitors continue to compete aggressively based on price. In addition to the above retail sales, the Company supplies Ethyl with substantial quantities of TEL under two long-term wholesale agreements, which also limit the Company's ability to improve gross margins. See "Business--Lead Alkyls Business--Ethyl Agreements."

         The Company's Petroleum Specialties and Performance Chemicals businesses operate in highly competitive markets, with competitors which are both larger and smaller than the Company in terms of resources and market share. The Company's ability to compete effectively in those markets in the future will depend upon, among other things, its ability to continue to finance research and development of new products and technologies, and its ability to improve existing products and technologies. See "Business."


SUBSTANTIAL LEVERAGE AND RESTRICTIVE COVENANTS

         In connection with the Distribution, certain of the Company's subsidiaries will enter into a $300 million Credit Facility (including a $20 million Revolving Facility). Concurrently with the Distribution, the Company also intends to issue $150 million of Notes. As of December 31, 1997, on a pro forma basis after giving effect to the Distribution, the Company would have had $430 million principal amount of long-term indebtedness and total common stockholders' equity of $277.6 million. See "Pro Forma Capitalization."

         The degree to which the Company is leveraged could have important consequences to the holders of Octel Common Stock, including the following:
(i) the Company will have significant cash interest expense and principal repayment obligations with respect to outstanding indebtedness, including the Credit Facility and the Notes, with the result that a substantial portion of the Company's cash flow from operations will be required to meet these obligations, thereby reducing funds available to the Company for other purposes, (ii) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes could be adversely affected and (iii) the Company's substantial degree of leverage could hinder its flexibility in planning for or reacting to changes in market conditions. In addition, pursuant to the terms of the Credit Facility and the Indenture with respect to the Notes (the "Indenture"), the ability of the Company to sell assets will be restricted. See "Description of Financings."

         The U.K. has enacted legislation (contained within the 1996 Finance Act) altering the rules concerning the deductibility of interest for corporate tax purposes. Under this new legislation the U.K. tax authorities may disallow the deductibility of interest for tax purposes with respect to any loan that is found not to have been entered into for a business purpose. The Company and Great Lakes believe that the Financings have been entered into for a valid business purpose. Moreover, the Company and Great Lakes have received advice from their tax advisors that the U.K. tax authorities are unlikely to seek to apply this legislation to the Financings. However there is limited experience and precedent available to determine how such legislation might impact on the deductibility of interest incurred in connection with the Financings. If the legislation was found to limit the deductibility of interest incurred in connection with the Financings, it could have an adverse effect on the Company's cash flow or its ability to pay its debts. See "Description of Financings".

         The Credit Facility will require the Company to, among other things, achieve and maintain certain financial ratios. In addition, the Credit Facility will contain financial and operating covenants, including restrictions on the ability of the Company to incur indebtedness, merge, consolidate or transfer all or substantially all of its assets, to make certain sales of assets, to create, incur or permit the existence of certain liens and to pay dividends. The failure to maintain the required ratios or to comply with the covenants would result in a default under the Credit Facility and permit the lenders under the Credit Facility to accelerate the maturity of the indebtedness governed by such instrument. The Indenture also will contain restrictive covenants, including restrictions, under certain circumstances, on the ability of the Company to pay dividends and repurchase shares. See "Description of Financings."

ABSENCE OF GREAT LAKES FINANCIAL SUPPORT

         Following the Distribution, the Company will be responsible for obtaining its own financing and will experience a higher cost of capital than was historically available to the Company as a subsidiary of Great Lakes. In addition, the Company will not be able to draw upon the resources, financial or otherwise, generally available to it prior to the Distribution as a subsidiary of Great Lakes. See "Description of Financings."

ENVIRONMENTAL MATTERS AND PLANT CLOSURES

         The Company is subject to laws, regulations and legal requirements relating to the use, storage, handling, generation, transportation, emission, discharge, disposal and remediation of, and exposure to, hazardous and non-hazardous substances and wastes in all of the countries in which it does business. The nature of the Company's existing and historical operations exposes it to the risk of liabilities or claims with respect to environmental matters, including on- and off-site releases and emissions of hazardous and non-hazardous substances and wastes. Such liabilities or claims include costs associated with environmental investigations and remediation activities, as well as plant closure and restoration projects, at closed manufacturing sites in France, Italy and Germany, and, ultimately, at the Company's existing manufacturing facility in Ellesmere Port, U.K. (the "Ellesmere Port Facility"). Such liabilities or claims also include capital and other costs associated with environmental compliance matters at the Ellesmere Port Facility.

         There can be no assurance that material costs will not be incurred in connection with such liabilities or claims. Changes in existing laws or regulations, or the discovery of additional environmental liabilities associated with the Company's existing or historical operations, could require the Company to incur material costs or could otherwise have a material adverse effect on the Company's business, results of operations, or financial condition. See "--Contracting Demand for TEL Products," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters and Plant Closures" and "Business--Health, Safety and Environmental Matters."

INTERNATIONAL OPERATIONS

         Approximately 94% of the Company's sales in 1997 were derived from operations outside the United States. A substantial portion of the Company's international sales are to developing nations in which the TEL market is expected to decline at a slower rate than in developed countries. See "Business--Lead Alkyls Business--Industry Overview." Sales outside of the United States, particularly sales to these developing nations, may be subject to various risks which are not present in the United States market, including political and economic instability, governmental embargos and foreign exchange risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Derivative and Other Financial Instruments" for a more detailed discussion of the Company's exposure to foreign currency fluctuations.


OPERATING HISTORY AND FUTURE PROSPECTS; TRANSITION TO AN INDEPENDENT PUBLIC COMPANY

         The Company was formed for the purpose of effecting the Distribution and does not have an operating history as an independent public company. Accordingly, the financial statements included herein may not necessarily reflect the results of operations, financial condition and cash flows that would have been achieved had the Octel Businesses been operated independently during the periods presented. Such information has also been adjusted for the parts of Great Lakes' Petroleum Additives Business Unit that will remain under Great Lakes ownership and management following the Distribution. The Company has historically provided substantially all of its own corporate services. However, following the Distribution, the Company will also be responsible for the additional costs associated with being an independent public company, including costs related to corporate governance, listed and registered securities and investor relations issues.

         Moreover, the financial statements included herein do not reflect many changes that may occur in the operations of the Company as a result of the Company's future business strategies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business." The Company believes that these changes, when implemented, will make a positive contribution to the results of operations of the Company. However, there can be no assurance as to the timing or amount of any positive contribution which may be realized or that these changes might not result in material adverse consequences.

         The Company's future results of operations will also depend upon a number of factors and events, including the following: (i) the levels of demand for the Company's existing products, the Company's ability to develop new products and to adapt existing products to new uses to offset declining TEL sales, the Company's ability to maintain acceptable margins on product sales and the Company's ability to control its costs and repay its indebtedness (see "--Contracting Market for TEL Products," "--Competition" and "--Substantial Leverage and Restrictive Covenants");
(ii) the substantial competition encountered by the Company in all of its lines of business (see "--Competition"); (iii) the effect of future regulatory changes; (iv) the Company's transition to an independent public company and the costs associated therewith; and (v) possible changes in economic and political conditions affecting foreign sales (see "--International Operations"). The Company does not believe that sales attributable to newly developed products and other operational changes will be sufficient to offset the decline in TEL sales and earnings for the foreseeable future.

DEPENDENCE ON KEY PERSONNEL

         The Company believes that its success will depend to a significant extent upon the abilities and continued efforts of its senior management to execute its business strategy. The loss of the services of any of such individuals could have a material adverse effect upon the Company's results of operations and financial condition. See "Management--Executive Officers."


ABSENCE OF PRIOR TRADING MARKET FOR OCTEL COMMON STOCK

         There has not been any established public trading market for Octel Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date. The Company has applied for listing of the Octel Common Stock on the NYSE. However, there can be no assurance either as to the prices at which shares of Octel Common Stock will trade before or after the Distribution Date. Until the Octel Common Stock is fully distributed and an orderly market for those shares develops, the prices at which such shares trade may fluctuate significantly. Prices for shares of Octel Common Stock will be determined in the marketplace and may be influenced by many factors, including the nature and liquidity of the market for the shares, investor perception of the Company, the competitive environment of the industries in which the Company participates, and general economic and market conditions.

DIVIDENDS AND SHARE REPURCHASES

         The payment and amount of cash dividends or share repurchases, if any, on the Octel Common Stock after the Distribution will be subject to the discretion of the Company's Board of Directors. The Company's policy will be reviewed by the Company's Board of Directors at such future times as may be appropriate, and payment of dividends on or share repurchases of the Octel Common Stock will depend upon the Company's financial position, capital requirements, profitability, cash flows, restrictive covenants contained in the Credit Facility and the Indenture and such other factors as the Company's Board of Directors deems relevant.


POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS AND OTHER MATTERS

         Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated By-Laws (the "By-Laws"), including provisions classifying the Board of Directors, prohibiting stockholder action by written consent, governing business transactions with certain stockholders and requiring advance notice for nomination of directors and stockholder proposals, may inhibit changes of control of the Company that are not approved by the Company's Board of Directors. In addition, preferred stock purchase rights which will attach to the Octel Common Stock could have similar effects. Such Certificate of Incorporation and By-Law provisions and preferred stock purchase rights could diminish the opportunities for a stockholder to participate in certain tender offers, including tender offers at prices above the then-current fair market value of the Octel Common Stock, and may also inhibit fluctuations in the market price of the Octel Common Stock that could result from takeover attempts. In addition, the Company's Board of Directors, without further stockholder approval, may issue preferred stock that could have the effect of delaying, deferring or preventing a change in control of the Company. The issuance of preferred stock could also adversely affect the voting power of the holders of Octel Common Stock, including the loss of voting control to others. The Company has no present plans to issue any preferred stock. The provisions of the Certificate of Incorporation and By-Laws and the preferred stock purchase rights may have the effect of discouraging or preventing an acquisition of the Company or a disposition of certain of the Company's businesses. See "Description of Company Capital Stock--Certain Provisions of the Certificate of Incorporation and By-Laws" and "--Preferred Stock Purchase Rights."

         Furthermore, for a period of two years following the Distribution, the Company will be prohibited under the terms of the Tax Disaffiliation Agreement from engaging in certain transactions that may result in a change of control unless it obtains a supplemental ruling from the Internal Revenue Service, reasonably satisfactory to Great Lakes in form and content, that such actions will not adversely affect the qualification of the Distribution as a tax-free transaction. See "Relationship Between Great Lakes and the Company After the Distribution-Tax Disaffiliation Agreement."

FTC INVESTIGATION

         In December 1997, the Company, Great Lakes and the United States Federal Trade Commission ("FTC") staff reached an agreement in principle with respect to a consent decree governing sales of TEL by the Company to Ethyl for resale in the United States. The agreement was provisionally approved by the FTC on March 30, 1998, subject to the FTC's discretion to review and modify the agreement following a sixty (60) day public-comment period. If the consent decree is not finally accepted by the FTC after the public comment period, the agency could continue its investigation and, if after completion of its investigation the FTC has reason to believe that a violation of law has occurred, it could issue an administrative complaint alleging violation of Section 5 of the Federal Trade Commission Act. As only a small portion of the TEL sales of Ethyl and the Company are directed to the U.S. market, the outcome of the FTC matter is not expected to have a material adverse effect upon the Company's business, results of operations or financial condition. See "Business - Legal Proceedings."


                      RELATIONSHIP BETWEEN GREAT LAKES
                   AND THE COMPANY AFTER THE DISTRIBUTION

         For purposes of facilitating an orderly transfer on the Distribution Date of the Octel Businesses to the Company and an orderly transition to the status of two separate independent companies, Great Lakes and the Company, and various of their respective subsidiaries, have entered or will enter into various agreements and relationships, including those described in this section. The agreements summarized in this section are included as exhibits to the Registration Statement of which this Information Statement forms a part. For purposes of agreements described below, the term "Great Lakes" refers to Great Lakes and its respective subsidiaries and the term "Company" refers to Octel Corp. and its respective subsidiaries.


DISTRIBUTION AGREEMENT

         Prior to the Distribution, Great Lakes and the Company will enter into the Distribution Agreement, which will provide for, among other things, the amount of Octel Common Stock to be issued in connection with the Distribution, the transfer to the Company of the Octel Businesses, the transfer to Great Lakes of the Company's Amlwch and Palmer Research Laboratories facilities, the allocation between Great Lakes and the Company of certain obligations and liabilities relating to the Octel Businesses and the businesses being retained by or transferred to Great Lakes and the execution of certain other agreements governing the relationship between Great Lakes and the Company following the Distribution. The Distribution Agreement generally provides for the transfer by Great Lakes to the Company of the assets used in the Octel Businesses, and for the assumption by the Company of substantially all of the liabilities relating to the Octel Businesses for periods before, on or after the Distribution Date. The Company will also remain responsible, up to a maximum aggregate amount of $5 million, for liabilities relating to the Amlwch and Palmer Research Laboratories facilities to be transferred to Great Lakes in connection with the Distribution to the extent that such liabilities arise from acts or omissions occurring on or prior to January 1, 1998.


TAX DISAFFILIATION AGREEMENT

         Great Lakes and the Company will enter into a Tax Disaffiliation Agreement (the "Tax Disaffiliation Agreement"), detailing their respective obligations concerning various tax liabilities. The Tax Disaffiliation Agreement generally will require Great Lakes to pay, and indemnify the Company against, all federal, state, local and foreign taxes relating to the businesses conducted by Great Lakes or its subsidiaries for any taxable period, other than the following taxes which will be paid by the Company and against which the Company will indemnify Great Lakes:

         (i) taxes relating to the Company and its U.S. subsidiaries for periods after the Distribution Date;

         (ii) taxes relating to the Company's non-U.S. subsidiaries or any predecessor or successor thereof for all periods before and after the Distribution Date (other than with respect to certain restructuring transactions incident to the Distribution);

         (iii) taxes arising out of certain actions taken by, or in respect of, the Company or any of its subsidiaries that adversely affect the tax consequences to Great Lakes, the Company or their respective subsidiaries with respect to the Distribution or the transactions related thereto, provided, however, that under certain limited circumstances the Company's indemnification obligation described in this paragraph (iii) may be reduced; and

         (iv) taxes due and payable by Great Lakes or its subsidiaries with respect to their interests in Octel Associates for the period from January 1, 1998 to the Distribution Date.

The Tax Disaffiliation Agreement will further provide for cooperation with respect to certain tax matters, the exchange of information and retention of records which may affect the tax liability of either party. In addition, the Tax Disaffiliation Agreement will require that the Company refrain from certain actions during the two-year period commencing on the day after the Distribution Date, unless it obtains a supplemental ruling from the Internal Revenue Service, reasonably satisfactory to Great Lakes in form and content, that such actions will not adversely affect the qualification of the Distribution as a tax-free distribution under Section 355 of the Code. These actions include (i) a discontinuation of any material portion of the Company's or its subsidiaries' business and (ii) participation in any transaction within such two-year period which results in one or more persons owning 50% or more of the stock of the Company or any of its subsidiaries.

CORPORATE SERVICES TRANSITION AGREEMENT

         Great Lakes and the Company will enter into a Corporate Services Transition Agreement (the "Corporate Services Transition Agreement") pursuant to which the Company will agree to provide to Great Lakes certain services for a transitional period following the Distribution Date. The services to be provided by the Company include accounting, payroll, treasury, management information systems, engineering, regulatory and medical. The services will be provided for varying periods of time, provided that no services will be undertaken after December 31, 1999. The Company will be compensated by Great Lakes on an arm's length basis for the provision of such services.


SUPPLY AND TOLL MANUFACTURING AGREEMENTS

         Great Lakes and the Company will enter into agreements (the "Supply and Toll Manufacturing Agreements") providing for the supply by Great Lakes to the Company of dibromoethane ("DBE"), hydrogen bromide ("HBR") and the toll manufacture by Great Lakes for the Company of Stadis(R) products and the supply by the Company to Great Lakes of caustic soda.

         Each of the Supply and Toll Manufacturing Agreements contain representations, warranties, covenants and agreements and are on terms that are customary for similar agreements in the chemical industry. The Supply and Toll Manufacturing Agreements provide for, among other things, the following:

         (i) Great Lakes will supply certain specified quantities of DBE to the Company for three years. The Company has the right to extend the agreement for two additional one year periods. Pursuant to the agreement, Great Lakes has certain rights to acquire the Company's chlorine membrane plant if the Company decides to either sell or shut-down the plant. During the first eighteen months of the agreement, Great Lakes has agreed to make certain payments to subsidize the Company's operation of the chlorine membrane plant;

         (ii) Subject only to the Company's obligation to purchase certain minimum quantities based upon the Company's forecasts, Great Lakes is required to supply HBR to the Company in quantities determined by the Company. The agreement has an initial four year term with automatic renewal for subsequent one year periods until canceled by either party with one year's prior notice;

         (iii) The Company will supply caustic soda to Great Lakes on an on-going basis, subject to either party's right to terminate the agreement on six months' prior notice or, at Great Lakes' option, at any time subject only to an obligation for Great Lakes to acquire all then existing inventory and work-in-process; and

         (iv) Great Lakes will toll manufacture Stadis(R)425 and Stadis(R)450 (Enhanced) for the Company. The agreement may be terminated by either party after December 31, 2001 on one year's prior notice. The Company is obligated, subject to certain exceptions, to purchase certain specified minimum amounts of Stadis(R) products from Great Lakes.


                         DESCRIPTION OF FINANCINGS

         Prior to the Distribution, certain subsidiaries of the Company will enter into a $300 million Credit Facility and issue $150 million of Notes. Proceeds from the Term Facility and the net proceeds from sale of the Notes, together with available cash, will be used by the Company to make the Special Payments to Great Lakes and to pay approximately $12 million of expenses incurred by the Company in connection with the Distribution and the Financings, and the Revolving Facility will be used for working capital and general corporate purposes of the Company following the Distribution. The Company has received a commitment letter (the "Commitment Letter") from Goldman Sachs International (the "Lender") pursuant to which the Lender has agreed, subject to the terms and conditions set forth in the Commitment Letter, to provide (i) a senior secured Term Facility of up to $280 million and (ii) a senior secured Revolving Facility of up to $20 million to certain subsidiaries of the Company (the "Borrowers"). The Company anticipates that the definitive documentation for the Credit Facility will be executed prior to the Distribution.

         The obligations of the Borrowers under the Credit Facility will be unconditionally guaranteed by the Company and certain subsidiaries of the Company. The Credit Facility and the guarantees will be secured by substantially all of the assets of the Borrowers and certain U.K. subsidiaries of the Borrowers, including real property not subject to other mortgages and personal property (including inventory), and also will be secured by the capital stock of the Borrowers.

         The Credit Facility will mature on December 31, 2001. The Term Facility will amortize in quarterly installments commencing on June 30, 1998, subject to prepayment as described below.

         The loans under the Credit Facility will bear interest at LIBOR (as defined in the Credit Facility) plus 1.75%, subject to adjustment under certain circumstances. The interest rate, under certain circumstances, will adjust to 1.25% over LIBOR when the outstanding balance under the Credit Facility has been reduced to $140 million. Following the occurrence and during the continuance of an event of default under the Credit Facility, the loans will bear interest at LIBOR plus 2.75%.

         The Credit Facility will contain a number of covenants that, among other things, will restrict the ability of the Company and its subsidiaries to engage in amalgamations, mergers or consolidations, engage in certain transactions with subsidiaries and affiliates, amend or waive terms of the agreements entered into in connection with the Distribution, dispose of assets, create liens on assets, incur additional indebtedness, incur guarantee obligations, make loans, enter into leases, make investments, issue or acquire its shares, pay dividends or make capital distributions, repay the Notes and otherwise restrict corporate activities. In addition, the Credit Facility will require compliance with certain financial covenants, including an interest coverage ratio, a fixed coverage ratio and a leverage ratio.

         The Credit Facility will contain customary events of default including the failure to pay principal when due or any interest or other amount that becomes due within one business day after the due date, a default in the performance of certain covenants, any representation or warranty being incorrect, invalidity of any guarantee or security document, certain insolvency events, cross default and certain change of control events.

         Also, in connection with the Distribution, a subsidiary of the Company intends to issue $150 million in aggregate principal amount of Notes in a private placement pursuant to Rule 144A and Regulation S under the Securities Act. The Notes will be general, unsecured obligations of the Company, and will rank pari passu in right of payment with all existing and future unsecured senior indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. The issuer of the Notes will be a wholly-owned subsidiary of the Company, which will fully and unconditionally guarantee the Notes on a senior basis. The Notes will be subject to limited payment blockage provisions exercisable by the lenders under the Credit Facility in the event of certain defaults under the Credit Facility.

         The Indenture will contain certain covenants which will limit or preclude, among other things, (i) the incurrence of additional indebtedness, (ii) the making of restricted payments, (iii) the incurrence of liens, (iv) certain asset sales, (v) the issuance and sale of subsidiary stock, (vi) transactions with affiliates, (vii) mergers, consolidations and sales and transfers of all or substantially all the assets of the Company and (viii) engaging in unrelated lines of business. The Indenture will also contain customary events of default.

         The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after the fourth anniversary of issuance at stated redemption prices plus accrued and unpaid interest and Additional Interest (as defined in the Indenture), if any, thereon to the date of repurchase. Prior to 2002, the Notes will be redeemable, in whole or in part, at the option of the Company on any date, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of (A) the redemption price of such Note in 2002, and (B) the remaining scheduled payments of principal and interest thereon to 2002 (exclusive of interest accrued to such redemption date) discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Indenture) plus 50 basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such redemption date. The Company is required to redeem $37.5 million principal amount of the Notes in each of 2003, 2004 and 2005, in each case at a redemption price equal to 100% of the principal amount thereof, plus accrued interest to the redemption date, subject to the Company's right to credit against any such redemption Notes acquired by it otherwise than through such redemption. Such redemptions are calculated to retire approximately 75% of the principal amount of the Notes prior to maturity.

                          PRO FORMA CAPITALIZATION
                           (DOLLARS IN MILLIONS)
                                (UNAUDITED)

         The following table sets forth the unaudited pro forma capitalization of the Company at December 31, 1997. This data should be read in conjunction with the pro forma balance sheet and the introduction to the pro forma financial statements appearing elsewhere in this Information Statement. The pro forma information may not reflect the capitalization of the Company in the future or as it would have been had the Company been a separate, independent company on December 31, 1997. Assumptions regarding the number of shares of Octel Common Stock may not reflect the actual number of shares at the Distribution Date. See "Pro Forma Financial Statements."


                                                       As of December 31, 1997
                                                       -----------------------
                                                              Pro Forma
                                        Historical           Adjustments           Pro Forma
Total debt
   Credit Facility (a).............           -               $280.0  (b)            $280.0
   Senior Notes....................           -                150.0  (b)             150.0
                                           -------            -------                -------
     Total debt....................           -                430.0  (b)             430.0
Equity
   Great Lakes investment..........        652.8              (444.9) (c)                -
                                                                69.7 (d)
                                                              (277.6) (e)

  Common stock.....................                              0.1 (e)                0.1
  Additional paid-in capital.......                            277.5 (e)              277.5
                                                              ------                  -----
  Total equity.....................        652.8              (375.2)                 277.6
  Total capitalization.............       $652.8               $54.8                 $707.6
                                          ======               =====                 ======


         The accompanying notes are an integral part of this statement.


                  NOTES TO PRO FORMA CAPITALIZATION TABLE

(a) As of the Distribution Date, the Company estimates that $20 million will be available to the Company under the Revolving Facility. In addition, management estimates that between January 1, 1998 and the Distribution Date, the Company will have generated approximately $ million of cash, $22.8 million of which will be utilized for the Special Dividend, with the remaining $__________ million available to the Company.

(b) Reflects an estimated $430 million of debt the Company expects to incur on or before the Distribution Date. Approximately $116.8 million of the $430 million to be borrowed will be used to repay Great Lakes for amounts borrowed to complete the acquisition of Chevron's 10.65% interest in subsidiaries of the Company. An additional $12 million is expected to be used to pay transaction fees associated with the Distribution and the Financings. The balance of the borrowing, together with $29.7 million of available cash, will be used to fund $328.1 million of the Special Dividend to Great Lakes. The remaining $22.8 million of the $350.9 million Special Dividend will be funded out of cash generated by the Company between January 1, 1998 and the Distribution Date.

(c) Payment to Great Lakes, consisting of $116.8 million for the repayment of a loan used to acquire Chevron's 10.65% interest in subsidiaries of the Company and $328.1 million to partially fund the Special Dividend.

(d)      Transfer of the income tax liabilities to the Great Lakes investment.

(e) Reflects the issuance of an estimated 14.7 million shares of common stock, par value $0.01 per share. This is based on approximately
         58.9 million shares of Great Lakes Common Stock outstanding at December 31, 1997 and an assumed distribution of one share of the Company's common stock for every four shares of Great Lakes Common Stock outstanding. Additional paid-in capital represents the excess of the historical carrying values of the Company's net assets at the Distribution Date over the amount reflected as Common Stock.


                  PRO FORMA COMBINED FINANCIAL STATEMENTS
                (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

         The Company was formed by Great Lakes for the purpose of effecting the Distribution and has no operating history as a separate, independent company. The historical financial statements of the Company reflect periods during which the Company did not operate as a separate, independent company, and certain assumptions were made in preparing such financial statements. Therefore, such historical financial statements may not reflect the results of operations or financial position that would have been achieved had the Company been a separate, independent company.

         The following unaudited pro forma combined financial statements (the "Pro Forma Financial Statements") are based on the historical financial statements of the Company for and as of the year ended December 31, 1997 included elsewhere in this Information Statement, adjusted to give effect to the Distribution, which includes (i) the Financings and (ii) the Special Payments. The Unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1997 gives effect to the Distribution as if it had occurred as of January 1, 1997 and the Unaudited Pro Forma Combined Balance Sheet gives effect to the Distribution as if it had occurred as of December 31, 1997. The Distribution and the related adjustments are described in the accompanying notes. The Pro Forma Financial Statements are based upon available information and certain assumptions that management believes are reasonable. The Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial condition would actually have been had the Distribution in fact occurred on such dates or to project the Company's results of operations or financial condition for any future period or date. The Pro Forma Financial Statements should be read in conjunction with the historical financial statements of the Company included elsewhere in this Information Statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The Pro Forma Financial Statements assume the completion of the transactions contemplated by the Distribution Agreement and the agreements to be entered into pursuant to the Distribution Agreement including the completion of all the asset transfers and contract assignments contemplated thereby. Assumptions regarding the number of shares of Octel Common Stock may not reflect the actual numbers at the Distribution Date.


                                    PRO FORMA STATEMENT OF INCOME
                           (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                             (UNAUDITED)

                                                        YEAR ENDED DECEMBER 31, 1997
                                                        ----------------------------
                                                                         PRO FORMA
                                                        HISTORICAL      ADJUSTMENTS               PRO
                                                                                                FORMA

Net sales...................................              $  539.1        $                  $  539.1
Cost of goods sold..........................                 274.4                              274.4
                                                             -----                              -----
Gross profit................................                 264.7                              264.7
Operating expenses:
Selling, general and administrative.........                  38.6            3.0  (a)           41.6
Research and development....................                   3.8                                3.8
                                                              ----          ------               ----

                                                              42.4            3.0                45.4
Amortization of intangible assets...........                  27.6            8.1  (c)           37.2
                                                                              1.5  (d)
                                                             -----           ---------          -----

Operating income............................                 194.7          (12.6)              182.1
Interest expense............................                   2.2           31.9  (b)           34.1
Other expenses..............................                   5.6                                5.6
Interest income.............................                 (3.9)            3.8  (e)           (0.1)
Other income................................                 (7.9)
                                                            ------            --------          -----
Income before income taxes and minority
interest....................................                 198.7          (48.3)              150.4
Minority interest...........................                  24.3          (24.3)(c)             -
                                                             -----          ------              -----
Income before income taxes..................                 174.4          (24.0)              150.4
Income taxes................................                  56.7           (7.8)(f)            48.9
                                                             -----         -------              -----
Net income..................................                $117.7         $(16.2)             $101.5
                                                            ======         =======             ------
Net income per share (g)....................                                                   $  6.90
                                                                                               =======


         The accompanying notes are an integral part of this statement.


                  NOTES TO PRO FORMA STATEMENTS OF INCOME

(a) Represents an estimate of the additional annual costs to be incurred by the Company with respect to U.S. corporate governance and securities-related issues, including issues relating to publicly-traded stock, Board of Directors' responsibilities, and other related costs.

(b) Represents the estimated interest expense the Company would have experienced during the periods with respect to the $280 million outstanding under the Credit Facility and the $150 million of Notes. The interest rates assumed were 8.6% and 9.5% with respect to the Credit Facility and the Notes, respectively, for both periods. Interest previously paid to Great Lakes on borrowings is replaced by the Credit Facility and the Notes. In determining the pro forma interest expense, the Company has assumed a $112 million repayment of the Credit Facility.

(c) Represents the following effects of the Company's purchase of Chevron's interest in subsidiaries of the Company: (i) amortization of $81.1 million over 10 years and (ii) elimination of Chevron's minority interest in the earnings of such subsidiaries.

(d) Represents the additional amortization of the estimated $12 million transaction fees relating to the Distribution and the Financings, amortized over eight years.

(e) Represents the estimated reduction in interest income due to reduced cash balances.

(f) Represents the adjustments to the income tax provision to reflect the additional expenses and the elimination of the minority interest.

(g) Assumes approximately 14.7 million shares of Octel Common Stock outstanding.



                                       PRO FORMA BALANCE SHEET
                                      (AS OF DECEMBER 31, 1997)
                                        (DOLLARS IN MILLIONS)
                                             (UNAUDITED)

                                                                           Pro Forma
                                                        Historical        Adjustments    Pro Forma
                                                        ----------        -----------    ---------
ASSETS:
Current assets
   Cash and cash items.........................              $29.7        $ 430.0 (a)     $   -
                                                                            (12.0)(b)
                                                                           (444.9)(c)
                                                                             (2.8)(d)
   Accounts receivable.........................              169.8                        169.8
   Inventories.................................               78.8                         78.8
   Prepaid expenses............................                4.4                          4.4
                                                          --------        --------      -------
   Total current assets........................              282.7          (29.7)        253.0

Property, plant and equipment..................              106.0                        106.0
Goodwill and other intangible assets...........              379.3           12.0(b)      394.1
                                                                              2.8(d)
Other assets...................................               64.9                         64.9
                                                              ----        --------      -------
Total assets...................................            $ 832.9        $ (14.9)      $ 818.0
                                                           =======        ========      =======
LIABILITIES AND EQUITY:

Current liabilities
   Accounts payable............................               40.0                         40.0
   Accrued expenses............................                9.0                          9.0
   Accrued income taxes........................               53.8          (56.0) (e)    (2.2)
                                                           -------          ------        -----
   Total current liabilities...................              102.8          (56.0)         46.8

Other liabilities..............................               57.2                         57.2
Deferred income taxes..........................               20.1          (13.7)(e)       6.4
Long-term debt
  Credit facility..............................                             280.0(a)      280.0
  Notes........................................                             150.0(a)      150.0
                                                                            -----         -----
     Total debt...............................                              430.0(a)      430.0

Equity:
    Great Lakes investment.....................              652.8         (444.9) (c)
                                                                             69.7  (e)
                                                                           (277.6) (f)
    Common stock...............................                               0.1  (f)      0.1
    Additional paid-in capital.................                             277.5  (f)    277.5
                                                             -----         -------        -----
    Total equity...............................              652.8         (375.2)        277.6
                                                             -----         -------        -----
    Total liabilities and equity...............           $  832.9       $  (14.9)     $  818.0
                                                          ========       =========     ========

          The accompanying notes are an integral part of this statement.



                                  NOTES TO PRO FORMA BALANCE SHEET

(a) Reflects an estimated $430 million of debt the Company expects to incur on or before the Distribution Date. Approximately $116.8 million of the $430 million to be borrowed will be used to repay Great Lakes for amounts borrowed to complete the acquisition of Chevron's 10.65% minority interest in subsidiaries of the Company. An additional $12 million is expected to be used to pay transaction fees associated with the Distribution and the Financings. The balance of the borrowing, together with $29.7 million of available cash, will be used to fund $328.1 million of the Special Dividend. The remaining $22.8 million of the $350.9 million Special Dividend will be funded out of cash generated by the Company between January 1, 1998 and the Distribution Date.

(b) Estimated transaction fees of $12 million associated with the Financings. Transaction fees will be amortized over the term of the borrowings, eight years.

(c) Payment to Great Lakes, consisting of $116.8 million for the repayment of a loan used to acquire Chevron's interest in subsidiaries of the Company and $328.1 million to partially fund the Special Dividend.

(d) Reflects the cost of interest rate swaps arranged to fix a portion of the interest rate on the borrowing described in (a) above.

(e)      Transfer of the income tax liabilities to the Great Lakes investment.

(f) Reflects the issuance of an estimated 14.7 million shares of common stock, par value $0.01 per share. This is based on approximately
         58.9 million shares of Great Lakes Common Stock outstanding at December 31, 1997 and an assumed distribution of one share of the Company's common stock for every four shares of Great Lakes Common Stock outstanding. Additional paid-in capital represents the excess of the historical carrying values of the Company's net assets at the Distribution Date over the amount reflected as Common Stock.


                SELECTED HISTORICAL COMBINED FINANCIAL DATA
                           (DOLLARS IN MILLIONS)

         The following selected historical financial data of the Company should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Information Statement. The selected historical financial data relates to the Octel Businesses as they were operated as part of the Petroleum Additives Business Unit of Great Lakes and as described in Note 1 to the historical financial statements. The following selected historical financial data are derived from the historical financial statements of the Company. The annual historical financial information has been adjusted for those parts of the Petroleum Additives Business Unit which are to remain under Great Lakes ownership and management after the Distribution. The selected historical financial data that relate to the four year period ended December 31, 1997 have been derived from the historical financial statements audited by Ernst & Young L.L.P., independent auditors. The selected historical financial data for the year 1993 has been derived from unaudited historical financial statements. In the opinion of management, the unaudited historical financial statements reflect all normal recurring adjustments necessary to present fairly the financial position of the Company for 1993.

         The historical financial data of the Company may not reflect the results of operations or financial position that would have been achieved had the Company been a separate, independent company for the years presented.


                                                                   YEARS ENDED DECEMBER 31,
                                                                   ------------------------
                                                          1997       1996       1995        1994      1993
                                                          ----       ----       ----        ----      ----
                                                                                                (unaudited)
INCOME STATEMENT DATA:
   Net sales......................................       $539.1     $597.4     $628.3      $603.1    $569.9
   Gross profit...................................        264.7      298.6      321.3       307.1     309.4
   Selling, general and administrative
     expenses.....................................         38.6       40.2       42.1        37.5      38.1
   Research and development.......................          3.8        5.6        5.6         6.7       9.6
   Amortization of intangible assets..............         27.6       26.7       19.0        16.7      15.0
   Operating income...............................        194.7      226.1      254.6       246.2     246.7
   Income before income  taxes and minority
     interest.....................................        198.7      221.7      249.1       247.2     235.0
   Net income.....................................        117.7      128.3      145.1       142.4     163.9

BALANCE SHEET DATA (AT END OF YEAR):
   Total working capital..........................       $179.9     $216.1     $175.8      $190.8    $154.5
   Property, plant and equipment..................        106.0      113.4      107.3        84.0      67.1
   Total assets...................................        832.9      841.0      798.4       732.6     643.3
   Total liabilities..............................        180.1      256.4      267.6       244.2     226.7
   Total equity...................................        652.8      584.6      530.8       488.4     416.6



                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Combined Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Information Statement.

OVERVIEW

         The following discussion is based upon the separate financial statements of the Company, which present the Company's results of operations, financial position and cash flows. These financial statements include the assets, liabilities, income and expenses that were related to the Octel Businesses as they were operated as a part of the Petroleum Additives Business Unit of Great Lakes, and the Company's statement of income includes all the related costs of doing business, including charges for the use of facilities and for employee benefits. The financial information included herein, however, may not necessarily reflect the results of operations, financial position and cash flows of the Company as it will operate in the future or the results of operations, financial position and cash flows that would have been achieved if the Company had been an independent company during the periods presented. The historical financial information included herein also does not reflect the changes in the Company's operations that may occur following the Distribution.

         The Company has three businesses - Lead Alkyls (TEL), Petroleum Specialties and Performance Chemicals. TEL is the Company's principal product, and the Company is the world's leading manufacturer of TEL. Over the last few years, approximately 70% of the Company's TEL production has been sold on a retail basis to oil refineries, and the remaining 30% has been sold to distributors, principally Ethyl, under long-term wholesale contracts. Pricing to distributor customers is substantially below pricing to retail refinery customers. See "Description of Business."

         From 1989 to 1995, the Company was able to substantially offset the financial effects of the declining demand for TEL through higher TEL pricing. The magnitude of these price increases reflected the cost effectiveness of TEL as an octane enhancer as well as the high cost of converting refineries to produce higher octane grades of fuel. More recently, however, as the optimum TEL levels in gasoline have been reached, and as competition has intensified due to the decline in demand for TEL, it has been increasingly difficult for the Company to secure general price increases. The Company expects that this trend will continue in the foreseeable future.

         As world demand for TEL has declined, the Company has been reducing its cost base in an attempt to maintain its margins. In 1989, the Company closed its German manufacturing facility. In 1996, the Company ceased production at its Italian and French manufacturing facilities. The closure of the Italian and French facilities has reduced the Company's workforce by 166 employees as of December 31, 1997 and will result in a further reduction of 59 employees upon substantial completion of site remediation activities in France. All of the Company's current TEL requirements are now produced at its sole remaining TEL manufacturing facility which is located in Ellesmere Port in the United Kingdom. Since 1996, the Company's cost reduction efforts and operating improvement programs in the U.K. have reduced the workforce by 525 people resulting in annual payroll savings of approximately $25 million which have been used to maintain margins. The Company will continue to downsize its manufacturing and operating cost base and restructure its operations as the TEL market continues to decline. See "--Future Outlook."

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items included in the Company's statement of income:


                                                                 YEAR ENDED DECEMBER 31,
                                                                 -----------------------
                                                            1997         1996         1995
                                                            ----         ----         ----

Net sales............................................       100.0%       100.0%       100.0%
Cost of goods sold...................................        50.9         50.0         48.9
                                                             ----         ----        -----

Gross profit.........................................        49.1         50.0         51.1

Operating expenses
   Selling, general and administrative                        7.2          6.7          6.7
     expenses........................................         0.7          1.0          0.9
                                                              ---          ---          ---
   Research and development..........................
Total operating expenses.............................         7.9          7.7          7.6
Amortization of intangible assets....................         5.1          4.5          3.0
Operating income.....................................        36.1         37.8         40.5

Interest and other expenses..........................         1.4          1.5          2.3

Other  income........................................       (2.2)        (0.8)        (1.5)
                                                            -----        -----        -----

Income before income taxes and minority                      36.9         37.1         39.7
interests............................................
Minority Interests...................................         4.5          4.9          5.2
                                                              ---          ---
Income before income taxes...........................        32.4         32.2         34.5
Income taxes.........................................        10.6         10.7         11.4
                                                             ----         ----         ----
Net income...........................................        21.8         21.5         23.1
                                                             ====         ====         ====


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

         Net sales decreased $58.3 million (or 10%) in 1997 to $539.1 million from $597.4 million in 1996. Net sales by business are set forth in the following table ($ in millions):



                                                                                   PERCENTAGE
                                           1997                1996            INCREASE (DECREASE)
                                           ----                ----            ------------------
                                       $          %         $         %
                                       -          -            -     -
TEL..............................       442.0    82         505.1   85                (12)
Petroleum Specialities...........        62.6    12          70.9   12                (12)
Performance Chemicals............        34.5     6          21.4    3                 61
                                         ----     -          ----   --                ---

   Total.........................       539.1    100        597.4  100                (10)
                                        =====    ===        =====  ===                ====

         This total decrease was primarily attributable to a decline in sales volumes of $67.9 million, which was partly offset by a price increase of $8.7 million and foreign exchange gains of $0.9 million. In 1997 the retail volume of TEL sold was 55.8 thousand metric tons as compared to 63.8 thousand metric tons in 1996, a decline of approximately 12% which was slightly improved from the 13% annual volume decline experienced in 1996. Reduced retail sales in Western Europe, the Middle East and Australia were partly offset by increases in Eastern Europe and Central America, but the Company believes it maintained its share of the worldwide retail TEL market during this period. Retail sales prices of TEL increased by approximately 2% in 1997 as compared to 1996. Product pricing reflects (i) the Company's strategy to extend the life of TEL by reducing or foregoing price increases, (ii) changing refinery economics related to achieving octane ratings by using difference production processes, (iii) a changing mix of customers and regions of the world where TEL is sold (e.g. TEL demand in higher priced regions declined at a faster rate than in other regions), and
(iv) aggressive pricing by competitors. Sales of TEL on a wholesale basis decreased by approximately 20% in 1997 as compared to 1996, declining from
30.2 thousand metric tons in 1996 to 24.2 thousand metric tons in 1997. This higher than normal rate of decline mainly resulting from a Mexican phase out of leaded gasoline, which market had been supplied by E.I. du Pont de Nemours & Company ("DuPont") with TEL purchased from the Company. The ratio between the Company's retail TEL sales and wholesale TEL sales was 70/30 in 1997 as compared to 68/32 in 1996. Net sales of Petroleum Specialities declined 12% in 1997 as compared to 1996 because of the loss of a major customer, while net sales of Performance Chemicals increased 61% in 1997 because of increased demand for Octaquest(R), a biodegradable chelating agent used in laundry products.

         Gross profit decreased $33.9 million (or 11%) in 1997 to $264.7 million from $298.6 million in 1996 because lower TEL volumes and adverse currency effects offset selling price gains and cost improvements. As a percentage of net sales, gross profit decreased to 49.1% in 1997 as compared to 50% in 1996. This decrease reflects TEL being a lower percentage of total sales in 1997.

         Operating expenses decreased $3.4 million (or 7%) in 1997 to $42.4 million from $45.8 million in 1996 primarily as a result of cost reduction programs, including a decrease in research and development expenses of $1.8 million, net of unfavorable currency translations. As a percentage of net sales, operating expense increased slightly in 1997 to 7.9% as compared to 7.7% in 1996.

         Other income increased $6.7 million to $7.9 million in 1997 from $1.2 million in 1996 mainly due to foreign currency gains of $6.8 million.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

         Net sales decreased $30.9 million (or 4.9%) in 1996 to $597.4 million from $628.3 million in 1995. Net sales by business are set forth in the following table ($ in millions):



                                                                                   PERCENTAGE
                                           1996                1995           INCREASE (DECREASE)
                                           ----                ----           ------------------
                                        $         %         $            %
                                        -         -            -        -
TEL................................     505.1    85         547.1       87            (8)
Petroleum Specialities.............      70.9    12          65.0       10             9
Performance Chemicals..............      21.4     3          16.2        3             32
                                         ----     -          ----        -             --

   Total...........................     597.4    100        628.3      100            (5)
                                        =====    ===        =====      ===            ===

         This decrease was primarily attributable to a decline in sales volumes of $47.6 million, which was partly offset by a price increase of $19.4 million. In addition, foreign exchange losses totaled $2.7 million. In 1996, the retail volume of TEL sold was 63.8 thousand metric tons as compared to 73.5 thousand metric tons in 1995, a decline of approximately 13% which was higher than the average 8% to 10% decline experienced over the previous four years. No single factor accounted for the decline, and the Company believes it maintained its share of the worldwide retail TEL market during this period. Retail sales prices of TEL increased by approximately 4% in 1996 as compared to 1995, which is lower than the rate of increase in 1995. Product pricing reflects (i) the Company's strategy to extend the life of TEL by reducing or foregoing price increases, (ii) changing refinery economics related to achieving octane ratings by using different production processes, (iii) a changing mix of customers and regions of the world where TEL is sold (e.g.,TEL demand in higher priced regions declined at a faster rate than in other regions), and (iv) aggressive pricing by competitors. Sales of TEL on a wholesale basis increased approximately 5% in 1996 as compared to 1995, growing from 28.7 thousand metric tons in 1995 to 30.2 thousand metric tons in 1996. The ratio between the Company's retail TEL sales and wholesale TEL sales was 68/32 in 1996 as compared to 72/28 in 1995. Finally, net sales of Petroleum Specialties increased 9% in 1996 because of a 7% increase in sales quantities combined with an improvement in the average prices of detergent formulations. Net sales of Performance Chemicals increased 32% in 1996 because of the successful introduction of Octaquest(R) during 1996, which was offset in part by lower sales of chlor-alkali products.

         Gross profit decreased $22.7 million (or 7%) in 1996 to $298.6 million from $321.3 million in 1995 because lower TEL volumes were only partially offset by increased sales prices. As a percentage of net sales, gross profit decreased in 1996 to 50% as compared to 51.1% in 1995. The decline was also attributable to an increase of approximately $10 million in the provision for the future closure of TEL manufacturing plants and an increase in raw materials prices, especially lead and ethylene. No benefits from plant closures or the staff reductions in the United Kingdom are reflected in this period.

         Operating expenses decreased $1.9 million (or 4%) in 1996 to $45.8 million from $47.7 million in 1995 primarily as a result of cost reduction programs and foreign exchange gains. Research and development expenses in 1996 remained unchanged from 1995 at $5.6 million. As a percentage of net sales, operating expense increased slightly in 1996 to 7.7% as compared to 7.6% in 1995.

         Interest and other expenses in the aggregate decreased $5.6 million in 1996 to $9.1 million from $14.7 million in 1995 as loans from Great Lakes were repaid. This gain was partially offset by unrealized foreign exchange losses.

         Amortization of goodwill increased $7.7 million to $26.7 million in 1996 from $19.0 million in 1995 as the Company accelerated amortization in line with the anticipated decline of the TEL business.


FINANCIAL CONDITION AND LIQUIDITY

         Historically, the Company has not required financing and has transferred significant amounts of cash to Great Lakes as described in Note 6 to the Combined Financial Statements. Cash provided by operating activities was $167.5 million in 1997, $127.8 million in 1996 and $175.8 million in 1995. The $39.7 million increase in 1997 compared to 1996 was primarily attributable to reduced working capital requirements, offset in part by lower net income and increased spending on plant closure costs. The $48.0 million decrease in 1996 compared to 1995 was primarily attributable to lower income, increased investment in working capital and higher spending on plant closures, which were partially offset by increased non-cash charges for depreciation and amortization.

         Accounts receivable at December 31, 1997 decreased $26.6 million to $169.8 million from $196.4 million at December 31, 1996. This reduction was attributable to lower sales in 1997 compared to 1996 and a weaker pound sterling vis-a-vis the U.S. dollar. Days sales outstanding were 109 at the end of 1997, a slight increase from 107 days in 1996. Accounts receivable at December 31, 1996 increased $1.8 million to $196.4 million from $194.6 million at December 31, 1995. This slight increase resulted from an $7.5 million increase in trade accounts receivable and a $5.7 million decrease in other receivables because of the recovery of insurance claims. In addition, days sales outstanding were 107 days at the end of 1996 compared to 98 days in 1995. The increase in days sales outstanding reflected the greater number of large bulk customers that received extended payment terms.

         Inventories at December 31, 1997 were $78.8 million, a decrease of $5.2 million from December 31, 1996. Approximately $3.4 million of this decrease was attributable to currency translation, with the balance attributable to lower lead costs offset by quantity increases. Inventory turnover for 1997 was 3.5 times, which was consistent with 1996 at 3.6 times. Inventories as at December 31, 1996 were $84 million, an increase of $21.9 million from December 31, 1995. Approximately $6.5 million of this increase were attributable to currency translation with the balance attributable to increased lead costs and stocking levels. Inventory turnover for 1996 was 3.6 times, down from 4.9 times the prior year, reflecting the build-up of raw materials.

         Investing activities include capital expenditures and acquisitions. Capital expenditures decreased $2.8 million to $17.8 million in 1997 as compared to $20.6 million in 1996. Capital spending in 1997 was primarily for capacity maintenance, whereas in 1996 and 1995 capital expenditures also included the construction of facilities for the production of Octaquest(R). Capital spending for environmental projects in 1997, 1996 and 1995 was $0.6 million, $1.0 million and $0.8 million respectively. Capital expenditures for 1998 and 1999 are expected to be approximately $20 million in each year, including approximately $8.0 million, in the aggregate, for environmental compliance. In 1997 the Company completed the acquisition of the outstanding minority interest in the Company's subsidiaries previously owned by Chevron Chemical Company for $116.8 million. The remainder of investment spending for 1997 and all of the spending for 1996 and 1995 was related to the payment of profit participation payments required to be made as part of the 1989 acquisition of a majority interest in Octel Associates. See Note 4 to the Combined Financial Statements.

         Total current liabilities have varied with the volume of business. There is a reduction of approximately $8.0 million in accrued expenses from 1996 to 1997 following the determination of the profit participation payments in 1997 as described in Note 4 of the Combined Financial
Statements.

         Other noncurrent liabilities in 1997 represented a reserve of $57.2 million for expected future plant closures and related personnel reductions and decontamination costs at the Company's TEL plants in the U.K., France, Italy and Germany as demand for TEL diminishes. Approximately $35 million was spent in 1997, as compared to $20 million in 1996. The closures, coupled with staff reductions in the U.K., were primarily responsible for the increased spending levels in 1997. Management believes that production at the U.K. plant should continue well into the next century based on the current rate of market decline.

         As part of the Distribution, the Company is expected to incur approximately $430 million of indebtedness. $116.8 million of the borrowings will be used to repay the loan from Great Lakes utilized to acquire the Chevron interest and approximately $12 million will be used to pay fees and expenses related to the Distribution and the Financings. The remainder of the borrowing, together with $29.7 million of available cash at December 31, 1997 and additional cash generated by the Company between January 1, 1998 and the date of the Distribution, will be distributed to Great Lakes in the form of the Special Payments.

         The Company believes that cash generated by operating activities and funds available to it through a revolving credit facility of $20 million provided under the Credit Facility will be sufficient to meet the Company's anticipated funding requirements.


DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

         Between 50% and 60% of the Company's sales are in U.S. dollars. Foreign currency sales, primarily in U.K. pounds sterling, offset most of the Company's costs, which are also in U.K. pounds sterling. To the extent required by the Company, dollars are sold forward to cover local currency needs. The instruments utilized by the Company in its hedging activities are considered risk management tools, and are not used for trading or speculative purposes. The Company diversifies the counterparties used and monitors the concentration of risk to limit its counterparty exposure.

         Historically, management of foreign currency exposures has been coordinated by Great Lakes. The Company forecasts foreign currency denominated cash flow for 12-month periods and aggregates these flows by currency to determine the amount of exposure. Hedging decisions are made based on the amount of exposure and the near-term outlook for each currency. Hedges are set to mature coincident with the estimated timing of the underlying transactions. The Company does not hedge foreign currency net asset positions currently. Considering the Company's operating profile, a uniform 10% change in the value of the dollar from December 31, 1997 would result in approximately a $6 million change in annual net income. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar, and does not factor in any potential changes in sales levels or local currency prices which may result from changes in exchange rates.

FUTURE OUTLOOK

         The Company is, and for the next several years is likely to remain, highly dependent on its principal product, TEL. Over the last three years, TEL has represented more than 80% of the Company's net sales and has provided essentially all the Company's profits and cash flow. The Company expects that its strong, although declining, cash flow in the foreseeable future will be adequate to fund the Company's future capital and operating needs. In addition, the Company will have access to the $20 million Revolving Facility.

         World demand for TEL has been in decline since the 1970s, and this trend is expected to continue. Through the mid-1990's the Company was able, in part, to offset the effects of declining volumes with selling price increases. More recently, however, the Company has reduced or forgone price increases in order to extend the life of the product and to remain competitive with other TEL marketers and alternate methods of achieving higher octane levels in gasoline. The Company expects a competitive pricing environment to continue which will increasingly limit the ability of the Company to partially offset the effects of future declines in TEL volumes with price increases.

         The Company has and will continue to downsize and restructure its operations consistent with declining demand for TEL. The recent cessation of TEL production in France and Italy and the restructuring of the U.K. operations have reduced total employment by 689 employees between January 1, 1996 and December 31, 1997 and reduced the cost base to maintain operating margins. Notwithstanding the Company's continuing downsizing and productivity improvement programs, management expects the fixed cost per ton of TEL, which currently represents 27% of total cost per ton, to increase in the future as cost reductions are not expected to keep pace with declining TEL sales volume.

         Raw materials, particularly lead, ethylene and salt, account for a substantial portion of total manufacturing costs of TEL. These materials are commodities and are subject to significant price fluctuations over time. While the Company may or may not be able to pass through to its customers the impact of any such fluctuations in raw material prices in the future, management does not believe any such fluctuations will have a material effect on the Company's results of operations.

         A strong, although declining, cash flow is expected in future years. The Company does not anticipate any significant capital expenditures, other than maintenance and environmental compliance costs in the foreseeable future. See "--Environmental Matters and Plant Closures." Capital expenditures were $17.8 million in 1997, $20.6 million in 1996 and $31.5 million in 1995.

         Although the Company anticipates significant sales growth from the Petroleum Specialties business and the Performance Chemicals business in the future, earnings from these businesses will not be sufficient to fully offset the projected decline in TEL sales and earnings at least over the next several years.

         Management has considered the current economic conditions in the Asia-Pacific region and does not believe that they will have a material impact on the Company or its operations.


ENVIRONMENTAL MATTERS AND PLANT CLOSURES

         The Company is subject to laws, regulations and legal requirements relating to the use, storage, handling, generation, transportation, emission, discharge, disposal and remediation of, and exposure to, hazardous and non-hazardous substances and wastes ("Environmental Laws") in all of the countries in which it does business. Under certain Environmental Laws, the Company is responsible for the remediation of hazardous substances or wastes at currently- or formerly-owned or operated properties. Although the Company believes that it is in material compliance with all applicable Environmental Laws, there can be no assurance that the Company will not incur costs in the future relating to Environmental Laws that will have a material adverse effect on the Company's business, results of operations or financial condition.

         The manufacturing operations of the Company have been conducted entirely outside the United States and, therefore, any liability of the Company pertaining to the investigation and remediation of contaminated properties is likely to be determined under non-U.S. law. The Company is conducting environmental and remediation activities to address soil and groundwater contamination at its manufacturing facility in Ellesmere Port, U.K. (the "Ellesmere Port Facility"), and at its closed manufacturing sites in France, Italy and Germany ("Remediation Projects"). Although the Company has developed estimates for the costs of the Remediation Projects which management believes to be reasonable (based upon its internal review and its review of the reports of recognized independent experts), there can be no assurance that the actual costs will not materially exceed the Company's estimates. The Company incurred costs of approximately $0.6 million in 1997, $0.1 million in 1996 and a negligible amount in 1995 relating to the Remediation Projects, and anticipates that it will incur costs of approximately $3.0 million and $3.6 million in 1998 and 1999, respectively, in connection with the Remediation Projects.

         Management believes (based upon its internal review and its review of the reports of recognized independent experts) that the Company is in material compliance with all applicable Environmental Laws. The Company makes capital expenditures and incurs other expenses at the Ellesmere Port Facility to maintain compliance with Environmental Law, and the Company expects that it will be required to continue to incur such costs and expenses in the future. The Company made environmental capital expenditures of $0.6 million in 1997, $1.0 million in 1996 and $0.8 million in 1995 and other expenditures of approximately $9.8 million in 1997, approximately $9.7 million in 1996 and approximately $8.2 million in 1995. The Company estimates that other expenses related to these matters will amount to approximately $10 million in 1998 and approximately $10 million in 1999 and environmental capital expenditures are estimated to be 0 in 1998 and $7.6 million in 1999. There can be no assurance, however, that these estimates will prove accurate or that the Company will not incur costs materially in excess of these estimates. Additionally, there can be no assurance that changes in existing laws or regulations, or the discovery of additional environmental liabilities associated with the Company's current or historical operations, will not require the Company to incur material costs or will not otherwise materially and adversely affect the Company's business, results of operations, or financial condition.

         The Health and Safety Executive and the Environment Agency in the U.K. are investigating a July 1997 bromine emission from the Company's bromine manufacturing facility in Amlwch, U.K., which facility is being transferred to Great Lakes in connection with the Distribution. Although neither agency has indicated whether enforcement action will be initiated against the Company, such an action could result in monetary penalties being imposed upon the Company which are not likely to exceed $100,000. Although it cannot predict the severity of any such penalties, management believes that the release was accidental and therefore that the Company is not likely to incur material penalties or costs in connection with this matter.

         In addition to the Remediation Projects, the Company is engaged in plant closure and restoration programs to dismantle and decontaminate process equipment, perform building demolition, and generally decommission ("Decontamination and Decommissioning Projects") closed manufacturing facilities in France, Italy, and Germany. The Decontamination and Decommissioning Projects are necessary to facilitate the ultimate disposition of these sites.

         The Company has also developed a two-phase Decontamination and Decommissioning Project for the Ellesmere Port Facility. The first phase of the Ellesmere Port Decontamination and Decommissioning Project involves the dismantling, decontamination, and removal of TEL process equipment over time as volumes of TEL decline. The second phase of the Ellesmere Port Decontamination and Decommissioning Project will involve final dismantling and decontamination of process equipment, building demolition, and general decommissioning of the Ellesmere Port Facility if, and when, all manufacturing operations there cease.

         The Company estimates that the Decontamination and Decommissioning Projects (both at the closed sites in France, Italy and Germany and at the Ellesmere Port Facility) will cost approximately $52 million. This amount includes approximately $33 million, the estimated cost of phase two of the Company's Decontamination and Decommissioning Project at Ellesmere Port (final dismantling, building demolition, and general decommissioning), which will not be incurred until and unless all manufacturing operations at Ellesmere Port cease. The Company incurred costs associated with the Decontamination and Decommissioning Projects at the closed sites in France, Italy and Germany of approximately $12.4 million in 1997, $2.8 million in 1996 and $2.8 million in 1995. To date, the Company has incurred costs at the Ellesmere Port Facility, mainly related to the decommissioning of bulk ships, totaling approximately $0.4 million in 1997, $0.9 million in 1996 and $1.8 million in 1995. The Company does not anticipate making any material expenditures in 1998 or 1999 on the first phase of the Ellesmere Port Decontamination and Decommissioning Project.

         During the process of reducing production capacity, the Company has also significantly reduced the number of personnel employed. The costs of personnel severance were approximately $21.8 million in 1997, $16 million in 1996 and $0.8 million in 1995. The Company estimates further costs of this nature of approximately $7.6 million in 1998 and $2.3 million in 1999.

         The Company estimates a total cost of $124 million for Environmental Matters and Plant Closures consisting of Remediation Projects ($17 million), Decontamination and Decommissioning Projects ($52 million), site management during the final closure phase ($5 million) and personnel severance ($50 million) plus a $20 million capital expenditure relating to compliance matters. As of December 31, 1997, the Company had accrued $57.2 million on the balance sheet for such costs and is providing for the difference over the remaining life of the TEL business. These estimates do not take into account future inflation and have not been reduced to present value. The Company estimates that the total spending on Environmental Matters and Plant Closures will be approximately $15 million in 1998 and $9 million in 1999.


INFLATION

         Inflation has not been a significant factor for the Company over the last several years. Management believes that inflation will continue to be moderate over the next several years.

YEAR 2000

         The Company is aware of the computer systems issues associated with the transition of dates from 1999 to 2000. The Company has retained consultants to assist in the evaluation of the impact of these issues on the Company's operations in order to ensure that all issues are addressed in a timely manner. On the basis of its preliminary evaluation, the Company does not believe that the transition to the Year 2000 or the cost of addressing this transition will have a material impact on its results of operations.


SINGLE EUROPEAN CURRENCY

         In 1999, certain European countries begin the transition to the Euro. The transition to the Euro will have both internal recordkeeping and external commercial aspects, neither of which are expected to have a material effect on the Company's business or results of operations.


                                  BUSINESS

DESCRIPTION OF THE COMPANY

         The Associated Octel Company Limited ("AOC"), the Company's principal subsidiary, was formed in 1938 to manufacture and market TEL as an antiknock additive for gasoline. The Company is an international chemical company specializing in the manufacture, distribution and marketing of fuel additives. The Company is comprised of three primary operating businesses: Lead Alkyls, Petroleum Specialties and Performance Chemicals. The Lead Alkyls business, which accounted for approximately 82% of the Company's 1997 sales, is the world's leading producer of TEL that is used by oil refineries worldwide to boost the octane levels in gasoline which allows fuel to burn more efficiently and prevents engine knock during the combustion cycle. The Company manufactures approximately 80% of the global demand for TEL. The Petroleum Specialties business, which accounted for approximately 12% of the Company's 1997 sales, supplies a broad range of petroleum additives, including combustion improvers, fuel detergents and functional performance products (such as corrosion inhibitors and conductivity improvers). The Performance Chemicals business, which accounted for approximately 6% of the Company's 1997 sales, manufactures and distributes a range of chemicals including sodium, chlor-alkali and Octaquest(R), a biodegradable chelating agent supplied to Procter & Gamble, which is used in several European laundry products.

         Worldwide use of TEL has declined since 1973 following the enactment of the U.S. Clean Air Act in 1970 and similar legislation in other countries and increasing pressure from legislators and environmental groups. Usage of TEL is expected to continue to decline and the Company's corporate objective is to optimize the cash flows from sales of TEL in order to repay debt and return value to its stockholders by (a) the repurchase of stock and/or the payment of cash dividends and (b) the development of its Petroleum Specialties and Performance Chemicals businesses. To achieve its corporate objective, the Company's strategy is to: (i) manage profitably the decline of the TEL market through the implementation of cost control initiatives and the provision of additional technical and environmental support for customers; (ii) expand the Petroleum Specialties and Performance Chemical businesses through the development of core competencies, product innovation and enhanced focus on satisfying customers and market needs; (iii) efficiently manage its operations and manufacturing sites consistent with the decline of TEL demand and the growth of petroleum specialty and performance chemicals products, and (iv) seek, where feasible, synergistic opportunities through joint ventures, alliances, collaborative arrangements or acquisitions. The Company is required by the terms of the Financings to utilize approximately $175 million of the Company's cash flow over the next two years to repay debt. Under the terms of the Financings, the Company is permitted, subject to certain conditions, to use up to $15 million per year for dividends and/or share repurchases. The balance of the Company's cash flow will be used for general corporate purposes.

         In 1997, the Company had sales of $539.1 million and an operating income of $194.7 million. The Company has its administrative headquarters and principal manufacturing site in Ellesmere Port (Cheshire, U.K.) with subsidiaries in Europe, Africa and North America. The Company employed 1,419 employees worldwide as of December 31, 1997.


REASONS FOR THE DISTRIBUTION

         In July 1997, Great Lakes announced its intention to spin off its Petroleum Additives Business Unit to its stockholders, thereby creating the Company as a new independent public company.

         Management believes that, as an independent company, the Company will be able to anticipate and respond to its market conditions faster and more effectively and will also be able to better motivate its employees to execute its business strategies by more closely aligning its compensation and incentive programs with the unique opportunities and challenges presented by its business. Consequently, it is believed that the Company's management team will be better able to develop and implement a plan to maximize cash flow and earnings from the TEL business and also to grow the non-TEL portions of the Company. See "The Distribution--Reasons for the Distribution."

COST REDUCTION INITIATIVES

         Since January 1, 1996, the Company has assembled an experienced senior management team (see "Management - Executive Officers") which has effectively implemented a number of cost-reduction measures focused on maintaining profit margins of TEL, including (i) a 29% reduction of the work force in the U.K. resulting in estimated annual payroll savings of $25 million, (ii) the closure of two foreign manufacturing facilities and (iii) an improved safety record evidenced by a 40% reduction in lost time accidents. The Company has established an integrated Supply Chain Department to improve customer service, to utilize its purchasing power to improve terms and conditions from suppliers and to improve quality and inventory control.

         The Company has developed a plan for downsizing manufacturing capacity at its Ellesmere Port facility as demand for TEL continues to decline. The TEL manufacturing plant consists of multiple parallel autoclaves housed in three discrete buildings. This design lends itself to the sequential shutdown of operating plants and the progressive reduction of fixed costs as demand declines. The shutdown plan capitalizes on the experience gained by management from prior plant closures.

LEAD ALKYLS BUSINESS

Industry Overview

         TEL, the most significant of the Company's products, accounted for approximately 82% (or $442 million) of the Company's 1997 sales. TEL was first developed in 1928 and introduced into the European market for internal combustion engines to boost octane levels in gasoline allowing it to burn more efficiently and eliminating engine knock. TEL remains the most cost-effective octane enhancer for motor gasoline and has the added benefit of acting as a lubricity aid, reducing engine wear. This product is supplied to customers in various blends. TEL is used as a gasoline additive in various concentrations, usually between 0.1and 0.4 gPb/liter dosage, depending on the intrinsic nature of the base fuel and the targeted octane number.

         While TEL remains the most cost-effective and energy-efficient additive from an octane-boosting perspective, management expects a steady decline in worldwide demand for TEL on the basis of increasing pressure from regulators and environmental groups regarding the alleged harmful effects on human health of leaded gasoline. Additionally, leaded gasoline undermines the effectiveness of catalytic converters, which are increasingly being used to reduce automobile exhaust emissions. Environmental agencies and the World Bank are also advocating the elimination of TEL in automotive gasoline. As a result, many countries have passed legislation which has resulted in either the complete phaseout of leaded automotive gasoline or the establishment of a timetable for its phaseout. An exception to the overall declining consumption of TEL is for piston engine aviation gasoline, where only TEL provides the necessary performance levels for this small market.

         The following chart sets forth estimated annual worldwide use of gasoline and leaded gasoline, respectively, for the periods noted based on an analysis by a recognized industry expert (in millions of metric tons):


                              1990       1991       1992        1993       1994       1995        1996       1997
                              ----       ----       ----        ----       ----       ----        ----       ----
Total Gasoline Demand....     739        741         737        745        751         768        784        805
Leaded Gasoline..........     317        300         271        249        228         209        183        166
TEL equivalent usage.....     0.23       0.20       0.18        0.17       0.14       0.13        0.11       0.10
--------------
Source: Chem Systems, Ltd.

         Despite regulatory pressures to reduce the use of TEL, the Company believes there are a number of factors which may prolong the use of leaded gasoline, and therefore the market for TEL. First, it is costly for refineries to switch their gasoline production process to unleaded gasoline. Studies undertaken by the World Bank and others estimate that upgrading an average refinery to nonleaded gasoline production would require approximately $100 million in capital expenditures, which equals approximately $.03-.08 per gallon. Because upgrading some refineries may not be economically justifiable, these refineries may decide to continue operating until reduced demand for leaded gasoline forces their closure. Second, there are significant costs and delays in converting automobiles and gasoline stations to accommodate the increased use of unleaded fuels.

         The Company believes these factors may limit the rate of decline in the consumption of leaded gasoline, especially in the Middle East, Southeast Asia and Africa where the proportion of unleaded gasoline to leaded gasoline is very low and where TEL phaseout legislation has not generally been introduced. Moreover, even in Western Europe, where legislation mandating a leaded gasoline phaseout by year 2000 exists, extensions have been applied for by Italy, Greece, Spain and Portugal.

         The following chart shows the decline of leaded gasoline sales as a percentage of total automobile gasoline sales by region from 1990 to 1996:


                                                       Estimate of Leaded Gasoline
                                               Sales as Percentage of Total Gasoline Sales
                                               -------------------------------------------
                                                             1990             1996
                                                             ----             ----
Europe...................................                      80              41
Latin America............................                      71              35
Asia.....................................                      53              30
Africa...................................                     100              93
Middle East..............................                     100              94
--------------
Source: Chem Systems, Ltd.

         The decline in TEL volume since 1990 has averaged approximately 12% per annum, and management believes that TEL volume will continue to decline at a rate of between 10% and 15% per year, although, because of the uncertain regulatory environment surrounding TEL, the Company is unable to estimate with any degree of certainty the rate at which TEL is likely to decline in the future.

         While management believes that TEL is the most cost-effective octane enhancer, the Company is currently exploring, both through its own research efforts and in collaborative ventures, other octane enhancing additives for motor gasoline. Although these alternatives, to date, have proven less effective and more expensive than TEL, they do not present the environmental problems associated with TEL.

Competition

         The Company has three primary competitors. Alcor and Syntez also manufacture TEL, while Ethyl purchases its requirements from, principally, the Company pursuant to two long-term wholesale supply contracts. See "--Ethyl Agreements." Management estimates the current market shares of the Company and its principal competitors are as follows:

                                      Sales to Refineries   TEL Manufacture
Octel...........................              59%                 80%
Ethyl...........................              21                   -
Alcor...........................              11                  11
Syntez..........................               9                   9

         Factors influencing TEL customers' purchasing decisions include price, quality, reliability and service. While the Company competes on each factor, management believes the Company has the following advantages: (i) the Company is the only manufacturer of TEL which markets and distributes on a global basis (e.g., the Company can supply in bulk, ISO containers and drums globally), which is important for multisited global oil companies,
(ii) the Company has a full set of support and auxiliary services for environmental, decommissioning and refinery assistance, which is not offered by all of its competitors, and (iii) the Company provides technical support to oil companies and individual refineries evaluating the economics of dosage levels of TEL and alternative octane enhancers tied to specific refinery streams and blends.

Customers

         Sales of TEL by the Company are made either to the retail refinery market or to Ethyl pursuant to two long-term wholesale supply agreements. In 1997, 70% of Octel's sales volume was directed to retail refinery customers, with the remaining 30% of its sales being made to Ethyl. The Company's retail customers consist of approximately 200 independent, state or major oil company-owned refineries located throughout the world. Within the retail market, refineries owned or managed by British Petroleum, Mobil Oil and Texaco Oil, three former partners in Octel Associates and former shareholders of AOC (the "Vendor Partners"), are entitled to profit-participation payments under the terms of the Octel Sale and Purchase Agreement, dated February 21, 1989, based upon their ongoing purchases of TEL from the Company. See Note 4 to Combined Financial Statements. Selling prices to other refineries are principally negotiated under long-term supply agreements, with varying prices and terms of payment.

Ethyl Agreements

         The Company supplies Ethyl on a wholesale basis with substantial quantities of TEL for resale to customers under two separate long-term supply agreements at prices adjusted annually through agreed formulas. Under one of these agreements (the "U.S. TEL Supply Agreement"), effective January 1, 1998, Ethyl purchases its requirements for resale to its customers in the United States from the Company. In the other agreement, dated December 22, 1993, Ethyl purchases TEL for resale to customers located outside the United States. The maximum quantities of TEL Ethyl can purchase under the non-U.S. agreement is 35,000 metric tons per year through 1998 and, thereafter, is set at a fixed percentage of the Company's annual production capacity. Pursuant to a Bulk Transportation Agreement, dated March 17, 1994, Ethyl supplies the Company with all of its bulk transportation requirements for TEL. The Company, Ethyl and Great Lakes recently reached an agreement in principle with FTC staff with respect to the terms of a consent decree governing sales of TEL by the Company to Ethyl for resale in the United States market which agreement was provisionally approved by the FTC on March 30, 1998, subject to the FTC's discretion to review and modify the agreement following a sixty (60) day public comment period. See "Risk Factors - FTC Proceeding" and "Legal Proceedings."


PETROLEUM SPECIALTIES BUSINESS

         The Company's Petroleum Specialties business, with revenues in 1997 of $62.6 million, develops, produces and markets a range of specialty products used as fuel additives. These fuel additives fall into three main product groups within the Petroleum Specialties business. Diesel cetane improvers aid the efficient combustion of fuel in diesel engines. Detergent-based packages for both gasoline and diesel fuels inhibit formation of deposits in engines, improving engine efficiency. Functional products, such as corrosion inhibitors, improve the physical and/or chemical properties of fuels allowing refineries to be operated safely and efficiently and fuel marketers to meet market specifications.

         The global market for fuel additives (excluding TEL) is approximately $1 billion. Usage of fuel additives is expected to grow over the next five to ten years driven primarily by legislation placing increasingly stringent limitations on exhaust emissions. The Company's strategy is to grow this business over time, utilizing its global sales and distribution network, its strong technical development capability and its knowledge of current and future customer needs.

         The customers of the Petroleum Specialties business are comprised of multinational oil companies and fuel retailers. Traditionally, a large portion of the total market was captive to oil companies which had fuel additives divisions providing supplies directly to their respective refinery customers. As a result of recent corporate restructurings and various mergers, joint ventures and other collaborative arrangements involving downstream refining and marketing operations, the tied supply arrangements between oil companies and their captive fuel additive divisions have been weakened and many refineries are increasingly looking to purchase their fuel additive requirements on the open market. This trend is creating new opportunities for independent additive marketers such as the Company.

         The business operates in a competitive environment with its main competitors being large oil and chemical companies, such as Lubrizol, Ethyl, BASF, Chevron and Exxon. No one company holds a dominant overall market share. The Company considers its competitive strengths are in its strong technical development capability, independence from the major oil companies and its strong, long-term relationships with refinery customers in the TEL market which provide synergies with the Petroleum Additives business.

PERFORMANCE CHEMICALS BUSINESS

         The Company's Performance Chemicals business, with 1997 sales of $34.5 million, is comprised of the following two distinct product lines:

         Industrial and Intermediate Chemicals, which accounted for approximately 35% of total Performance Chemical sales in 1997, consists of a small range of industrial chemicals comprising metallic sodium and chlorine derivatives (caustic liquor, chlorine, sodium hypochlorite). These products are either precursors or by-products of the TEL manufacture and are expected to be phased down consistent with the phase down of TEL. The Company's strategy with respect to these industrial chemicals is to optimize profits consistent with maximizing overall corporate financial performance at its Ellesmere Port facility.

         Specialty Chemicals, which accounted for approximately 65% of total sales of Performance Chemicals in 1997, is currently comprised of Octaquest(R). The Company, in conjunction with Proctor & Gamble, its primary customer, has developed and patented a manufacturing process for Octaquest(R), a biodegradable chelating agent developed for use in laundry products. The Company believes that Octaquest(R) has potential for wider application in pulp and paper, cosmetics, personal care, photographic and other industries. The Company is seeking to expand its Specialty Chemicals business and is currently evaluating opportunities to implement this strategy. Growth will be sought from a combination of internal and external sources, including the in-house development of new products through research and development, exploitation of current products into new markets, licensing agreements, custom synthesis of specialty products and acquisitions of products and/or businesses.

RAW MATERIALS

         The Company's major purchased raw materials are lead, ethylene and salt, all of which are commodities that can be readily obtained from a number of different sources. While changes in the prices of raw materials will have an impact on the Company's costs, which the Company may or may not be able to reflect fully in its pricing structure, they are unlikely to have a significant impact on the profitability of operations.

TECHNOLOGY

         The Company's research and development facilities are located at Ellesmere Port, U.K., while its advanced fuel testing facility to support the Lead Alkyls and Petroleum Specialties businesses is located at Bletchley, U.K. The Company's research and development activity has been, and will continue to be, focused primarily on development of new products and formulations for the Petroleum Specialties and the Performance Chemicals businesses. Technical customer support is also provided for the TEL business. Expenditures to support research, product/application development and technical support services to customers were $3.8 million, $5.6 million and $5.6 million in 1997, 1996 and 1995, respectively. The Company considers that its strong technical capability provides it with a significant competitive advantage. In the last three years, the Petroleum Specialties business has developed new detergent, lubricity and combustion improver products, in addition to the introduction of several new cost effective fuel additive packages. A new patented process for manufacturing Octaquest(R) has enabled the Company to enter into a new market in the performance chemicals area.

PATENTS AND INTELLECTUAL PROPERTY

         The Company has a portfolio of trademarks and patents, granted and in the application stage, covering products and processes. These trademarks and patents relate primarily to the Petroleum Specialties and the Performance Chemicals businesses, in which intellectual property forms a significant part of the Company's competitive strength. The majority of these patents were developed by the Company. Most patents have more than ten years life remaining. The Company also holds a license for the manufacture of fuel detergents. The Company has trademark registrations for the use of the name "Octel(R)" and for the Octagon device in Classes 1 and 4 of the "International Classification of Goods and Services for the Purposes of the Registration of Marks" in all countries in which its has a significant market presence except for the U.S. in respect of which the appropriate applications have been made. Octel also has trademark registrations for Octaquest(R).

         Octel America Inc., a subsidiary of the Company, has trademarks for Stadis (R), an aviation and ground fuel conductivity improver, Ortholeum (R), a lube oil additive antioxidant and metal deactivator, Ocenol (R), an antifoam for refinery use, and Valve Master (R), a valve seat recession additive. The Company does not consider its business as a whole to be dependent on any one trademark, patent or licence.

HEALTH, SAFETY AND ENVIRONMENTAL MATTERS

         The Company is subject to Environmental Laws in all of the countries in which it does business. The principal Environmental Laws to which the Company is subject in the U.K. are the Environmental Protection Act 1990, the Water Resources Act 1991, the Health and Safety at Work Act 1974 and regulations and amendments thereto. Management believes that the Company is in material compliance with all applicable Environmental Laws, and does not anticipate that the continued costs of compliance with Environmental Laws will be material. Nevertheless, there can be no assurance that changes in existing Environmental Laws, or the discovery of additional liabilities associated with the Company's current or former operations will not have a material adverse effect on the Company's business, results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Environmental Matters and Plant Closures."

HUMAN RESOURCES

         The Company's workforce at December 31, 1997 consisted of 1,419 employees, of which 1,279 were in the U.K. Approximately half of the Company's employees in the U.K. are represented by unions, including the Transport and General Workers Union and the Amalgamated
Engineering and Electrical Union.

         The Company has a major employee communication program to help its employees understand the business issues surrounding the Company, the TEL business and the corporate downsizing program that has been implemented to respond to declining TEL demand. Regular monthly briefings are conducted by line managers where Company-wide and departmental issues are discussed. More formal communication takes place with the trade unions which the Company recognizes for negotiating and consultative purposes.

         Management believes that the communication program has been highly successful and has contributed to maintaining maximum output at Ellesmere Port while at the same time achieving a reduction of 525 employees in the Company's U.K. workforce since January 1, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Environmental Matters and Plant Closures." The Company has implemented an extensive retraining program which will enable further improvements in the productivity and flexibility of the Company's U.K. workforce. A major change in working practices was introduced during 1996 whereby the workforce began an annualized hours contract, monthly pay and staff status. This program reflects the cooperative employee relations climate which exists at Ellesmere Port. A further example of the positive working relationship is the signing of a two-year salary contract on January 1, 1998, which fixes wage rates and gives predictability of employment costs through January 1, 2000.

PROPERTIES

         A summary of the Company's principal facilities is shown in the following table. Each of these properties is owned by the Company, except where otherwise noted:

LOCATION                          PRINCIPAL OPERATIONS
--------                          --------------------

Newark, Delaware, U.S.*           Octel Corp. Headquarters; Petroleum
                                  Specialties regional office

London, U.K.*                     Sales & Marketing

Ellesmere Port, U.K.              AOC Headquarters; Business Teams;
                                  Manufacturing; Research & Development;
                                  Administration

Bletchley, U.K.                   Fuel Technology Center


         The Ellesmere Port facility, which includes 94 acres of land, houses the administrative headquarters and offices for AOC, Research and Development laboratories and all the Company's manufacturing facilities. These manufacturing facilities consist of a chlorine plant (capacity-40,000 metric tons per annum), a sodium plant (capacity-24,000 metric tons per annum), an ethyl chloride plant (capacity-44,000 metric tons, per annum), an EDDS plant for the manufacture of Octaquest(R) (capacity-2,200 metric tons per annum), a detergents plant for the Petroleum Specialties Business (capacity-5,000 metric tons per annum) and lead alkyls plants for the manufacture of TEL (capacity-90,000 metric tons per annum).

----------
* Leased property


LEGAL PROCEEDINGS

         In December 1997, the Company, Great Lakes and the U.S. Federal Trade Commission (the "FTC") staff reached an agreement in principle with respect to the terms of a consent decree governing sales of TEL by the Company to Ethyl for resale in the United States market, which agreement was provisionally approved by the FTC on March 30, 1998, subject to the FTC's discretion to review and modify the agreement following a sixty (60) day public comment period. The proposed consent decree, if finally approved by the FTC, will not constitute an admission of wrongdoing on Great Lakes' or the Company's part and will provide, among other things, that the Company will continue to supply Ethyl with its requirements of TEL for resale in the United States market in accordance with the U.S. TEL Supply Agreement, effective January 1, 1998. Under the proposed order, both the Company and Ethyl will be required to provide prior notice to the FTC with respect to any changes or modifications to the U.S. TEL Supply Agreement, as well as with respect to certain transactions. The Company does not believe that the proposed consent decree, if finally approved by the FTC, will have a material adverse effect on the Company's results of operations and financial condition. See "--Lead Alkyls Business - Ethyl Agreements" and "Risk Factors - FTC Investigation."

         Other than the above-referenced FTC investigation, the Company is not party to any legal proceedings or administrative actions. In the opinion of the Company's management, there are no legal proceedings, pending or threatened, which could have any material adverse effect on the results of operations or financial condition of the Company or its ability to conduct its operations as presently conducted.


                                 MANAGEMENT

DIRECTORS

         Currently, the Board of Directors of the Company is comprised of Dennis J. Kerrison, Martin M. Hale and Thomas J. Fulton. As of the Distribution Date, the Board of Directors of the Company will consist of the seven persons listed below, each of whom will be elected for a term expiring at the annual meeting of stockholders indicated below and until his successor shall have been elected and qualified. Each of the persons designated that does not currently serve on the Board has agreed to serve as a director of the Company effective as of the Distribution Date.

         The following table sets forth information concerning the individuals who will serve as directors of the Company following the
Distribution:

Name                       Age            Term Expires at Annual Meeting In
----                       ---            ---------------------------------
Dr. Robert E. Bew          61                           2001
Dennis J. Kerrison         53                           2001
Martin M. Hale             57                           2001
Thomas M. Fulton           64                           1999
James Puckridge            62                           2000
Dr. Benito Fiore           60                           2000
Charles M. Hale            62                           1999


         Set forth below is a brief description of the present and past business experience of each of the persons who will serve as directors of the Company:

         DR. ROBERT E. BEW will serve as Non-Executive Chairman of Octel Corp. He is currently Chairman of both EPICC Ltd., an organization specializing in increasing competitiveness in process industries and The Teeside Chemical Initiative (TCI) Ltd. which focuses on building and improving investment and competitiveness of the Chemical sector in the region. He spent 35 years with ICI most recently as CEO of ICI's Chemicals & Polymer division in Teeside U.K. Previously he served as head of Corporate Planning and between 1995 and 1997 was Chairman of Phillips Imperial Petroleum Ltd., a refinery JV between ICI and Phillips.

         DENNIS J. KERRISON will serve as President and Chief Executive Officer of Octel Corp. and Managing Director, AOC. From May 1996 to the Distribution Date, Mr. Kerrison was the Managing Director of AOC and a Group Vice President and Officer of Great Lakes. Between 1992 and 1996 he was a Director and Officer of Hickson International plc, latterly as Chief Executive Officer. Prior to this he worked in senior management roles for Specialty Chemical Companies, in Europe and the United States notably, Rhone Poulenc, Rohm & Haas and RTZ Chemicals.

         MARTIN M. HALE has been the Executive Vice President and Director of Hellman Jordan Management Co. Inc., a registered investment advisor specializing in asset management and a wholly owned subsidiary of United Asset Management Company since 1983. Prior to 1983, he was President and Chief Executive Officer of Marsh & McClennan Asset Management Company. He also serves as a Director of the Student Conservation Association; as Chairman of the Board of Governors of the School of The Museum of Fine Arts, Boston; and as a Trustee of The Museum of Fine Arts. Mr. Hale has been Chairman of the Board of Directors of Great Lakes since 1995 and has served on the Great Lakes Board of Directors since 1978.

         THOMAS M. FULTON serves as President and Chief Executive Officer of Landauer, Inc., a provider of radiation monitoring services, . Prior to joining Landauer in 1978, his career included various management positions at Union Carbide Corporation, BASF Corporation and ICN Pharmaceuticals, Inc. Mr. Fulton serves on the Boards of The Advocate South Suburban Hospital and the Bethel Community Facility and as Chairman of the Board of Directors of the Chicago Theological Seminary. Mr. Fulton is currently a Director of Great Lakes and has served on the Great Lakes Board of Directors since 1995.

         JAMES PUCKRIDGE is Chairman of Elf Atochem UK Ltd., a position he assumed in 1990. Prior to that he was Managing Director of the same organization. He is also Chairman of Ato Findlay UK and Non-Executive Director of Thomas Swan, a UK specialty chemical company. He serves as a Member of Council for both the British Plastic Federation and the Chemical Industry Association where he is Chairman of the General Purpose and Finance Committee.

         DR. BENITO FIORE is a Director of A.T. Kearney, the consultancy company specializing in the chemical industry. Between 1990 and 1995 he was Chief Executive Officer of Enichem UK Ltd. Prior to this he held a number of directorships in the Montedison Group working in Denmark, Canada, Italy and the USA. He is a Member of Council of the Italian Chamber of Commerce and a member of the Accademia Italian della Cucina.

         CHARLES M. HALE is Chairman of Donaldson, Lufkin & Jenrette International, the London based subsidiary of Donaldson, Lufkin & Jenrette Inc., a major New York based investment bank. Prior to 1984, he was a general partner of Lehman Brothers Kuhn Leob and Managing Director of A.G. Becker International. Mr. Hale is a graduate of Stanford University and Harvard Business School.

         Following the Distribution, the Company may expand the Board of Directors to include additional independent directors. The identities of such additional independent directors have not yet been determined and will not be determined prior to the Distribution.


CLASSIFIED BOARD OF DIRECTORS

         The Company's Certificate of Incorporation will provide for a classified Board of Directors consisting of three classes as nearly equal in number as possible with the directors in each class serving staggered three-year terms. Initially, the Class I directors will be Thomas M. Fulton and Charles M. Hale; the Class II directors will be Dr. Benito Fiore and James Puckridge; and the Class III directors will be Dr. Robert E. Bew, Dennis Kerrison and Martin M. Hale. The terms of the Class I, Class II and Class III Directors will expire initially in 1999, 2000 and 2001, respectively. At each annual meeting of the stockholders of the Company, the successors to the class of directors whose term expires will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following their election. See "Description of Company Capital Stock."


COMMITTEES OF THE BOARD OF DIRECTORS

         The Board of Directors of the Company currently intends to establish an Executive Committee, an Audit Committee, a Finance Committee, a Compensation Committee and an Environmental, Safety and Health Committee.

         The Executive Committee will have all the powers and authority of the Board of Directors except those powers specifically reserved to the Board of Directors by Delaware law, the Certificate of Incorporation or the By-laws of the Company.

         The Audit Committee will, among other things, recommend independent certified public accountants; review the scope of the audit examination, including fees and staffing; review the independence of the auditors; review and approve non-audit services provided by the auditors; review findings and recommendations of auditors and management's response; review the internal audit and control function; and review compliance with the Company's ethical business practices policy.

         The Finance Committee will review and assess the financial affairs of the Company and present recommendations for action to the Board of Directors.

         The Compensation Committee will review management compensation programs, approve compensation changes for senior executive officers, review compensation changes for senior management, and administer management stock plans.

         The Environmental, Safety and Health Committee will assess the Company's environmental, safety and health policies and performance, and will make recommendations to the Board of Directors regarding the promotion and maintenance of standards of compliance and performance.

COMPENSATION OF DIRECTORS

         Following the Distribution, non-employee directors will receive an annual fee of $23,000. The Chairman of the Board, who is not employed by the Company, will receive an annual fee of $110,500. Committee chairman, not employed by the Company, will receive an additional fee of $5,000 per year. Non-employee directors will be paid $1,650 for attendance at each meeting of the Board of Directors and $825 for attendance at each Committee meeting. A percentage of the annual fee may be paid in the form of a stock grant, as established by the Compensation Committee.


EXECUTIVE OFFICERS

         The following table sets forth certain information concerning the persons who will serve as executive officers of the Company and its principal subsidiary following the Distribution Date. Each such person will be elected to the indicated office with the Company on or prior to the Distribution Date and will serve at the pleasure of the Board of Directors.

Name                        Age     Title
----                        ---     -----
Dennis J. Kerrison.......    53     President and Chief Executive Officer,
                                    Octel Corp. and Managing Director, AOC


Alan G. Jarvis...........    48     Chief Financial Officer, Octel Corp. and
                                    Finance Director, AOC

Graham M. Leathes........    48     Company Secretary and General Counsel,
                                    Octel Corp. and AOC

Steve W. Williams........    42     Operations Director, AOC

Robert A. Lee............    50     Commercial Director, Lead Alkyls, AOC

Geoff J. Hignett.........    47     Commercial Directors, Specialty Chemicals,
                                    AOC

Alan Hanslip.............    50     Human Resources Director, AOC

Richard T. Shone.........    49     Safety, Health & Environment Director, AOC

         Set forth below is a description of the position presently held with the Company or its subsidiaries by each executive officer as well as positions held prior to the Distribution Date.

         DENNIS J. KERRISON - See description above under the heading "--Directors."

         ALAN G. JARVIS will serve as Chief Financial Officer of Octel Corp. and Finance Director, AOC. From October 1997 until the Distribution Date, Mr. Jarvis served as Finance Director for AOC. Prior to his tenure with AOC, Mr. Jarvis served from 1995 to 1997 as Group Finance Director of the Power Plant Group of GEC Alsthom, an Anglo-French joint venture in the power generation business worldwide. From 1987 to 1994, Mr. Jarvis served at different times as Property Director, Group Finance Director and Group Financial Controller for Simon Engineering PLC, a British engineering company specializing in hydraulic platforms, process plant contracting and chemical storage.

         GRAHAM M. LEATHES will serve as Corporate Secretary and General Counsel for Octel Corp. and AOC. From July 1989 until the Distribution Date, Mr. Leathes served in this position for AOC.

         STEVE W. WILLIAMS will serve as Operations Director of AOC. From November 1995 to the Distribution Date, Mr. Williams served as Director of Manufacturing for AOC. Prior to his tenure with AOC, Mr. Williams served for 18 years at the Fawley Oil Refinery of Exxon/Esso, most recently as Operations Manager.

         ALAN HANSLIP will serve as Human Resources Director of AOC. From November 1996 to the Distribution Date, Mr. Hanslip served as Director, Human Resources, for AOC. Prior to his tenure with AOC, Mr. Hanslip served from 1991 to 1996 as Director of Human Resources for British Nuclear Fuels, PLC.

         ROBERT A. LEE will serve as Commercial Director, Lead Alkyls of AOC. From February 1997 to the Distribution Date, Mr. Lee served as Director, Supply Chain, for AOC. Prior to his tenure with AOC, Mr. Lee spent 27 years with Dow Chemical Corporation, a multinational chemical and petrochemical manufacturer most recently as Marketing and Sales Director of its worldwide hydrocarbon business based in Zurich, Switzerland.

         GEOFF J. HIGNETT will serve as Commercial Director, Specialty Chemicals of AOC. From February 1997 to the Distribution Date, Dr. Hignett served as Director - Petroleum Specialties and Acting Director - Corporate Development for AOC. Prior to his tenure with AOC, Dr. Hignett served from 1992 to 1997 as Director of Technology & Business and Director of Water Additives for the Process Additives Division of FMC Corporation, a multinational engineering, manufacturing and chemicals concern.

         RICHARD T. SHONE will serve as Safety, Health & Environment Director of AOC. From May 1997 until the Distribution Date, Mr. Shone served in this position for AOC. Prior to his tenure with AOC, Mr. Shone was employed from 1986 to 1997 by Laporte PLC, an international speciality chemicals company where he served as General Manager - Group Safety, Hazards & Environment.


COMPENSATION OF EXECUTIVE OFFICERS

         All of the information set forth in the following tables reflects compensation earned based upon services rendered to Great Lakes by the Company's Chief Executive Officer and the four other most highly paid executive officers of the Company. The services rendered by such individuals to Great Lakes were, in some instances, in capacities not equivalent to those positions in which they will serve for the Company or its subsidiaries. Therefore, these tables do not reflect the compensation which will be paid to the executive officers of the Company. The following tabulation shows compensation for services rendered in all capacities to the Petroleum Additives Business Unit of Great Lakes and its subsidiaries during 1997 by the Chief Executive Officer and the next four highest paid executive officers (collectively, the "Named Executive Officers"):


                                     Summary Compensation Table
                                     --------------------------


                                                                                  Long-Term Compensation
                                                                                  ----------------------
                                 Annual Compensation                                       Awards
                                 -------------------                                       ------
                                                                                       Options Granted
      Name and                            Profit Sharing       Other Annual              (# - Number
Principal Position       Salary(1)     Cash (Bonus)(1)(2)     Compensation(3)             of Shares)
------------------      ----------     ------------------     ---------------    -----------------------


Dennis J. Kerrison      $287,966            $129,665                -                  0,000
Steve W. Williams        152,212              44,848                -                  2,000
Geoff J. Hignett         137,264              31,598             46,897(4)             1,200
Graham M. Leathes        130,106              25,299                -                  1,000
Robert A. Lee            114,090              26,534                -                  1,000

(1) Converted from pounds sterling to U.S. dollars based on an exchange rate of $1.6455:Li.1.00 on December 31, 1997.
(2) Bonus paid in 1998 for services rendered in 1997.
(3) Amounts paid do not exceed $50,000 or 10% of salary plus bonus for any of the Named Executive Officers, except Mr. Hignett.
(4) Payment of starting bonus.


STOCK OPTIONS TABLE

         The following table shows for the Named Executive Officers the specified information with respect to grants of options to purchase Great Lakes Common Stock ("Great Lakes Options") during 1997.


                                             Option Grants In 1997*

                                               Individual                                    Potential Realizable Value
                                              Grants % of                                                at
                                                 Total           Exercise                      Assumed Annual Rates of
                                                Options             or                        Stock Price Appreciation
                             Options           Granted to          Base                         for Option Term(3)(4)
                             Granted          Employees in        Price        Expiration     -------------------------
     Name                    (#)(1)            Fiscal Year      ($/Sh)(2)         Date         5%($)             10%($)
------------------           -------          ------------      ---------      ----------     ------           --------
Dennis J. Kerrison           10,000              2.18%            $42.50        2/10/07       267,750          675,750
Steve W. Williams             2,000               .44%            42.50         2/10/07        53,550          135,150
Geoff J. Hignett              1,200               .26%            42.50         2/10/07        32,130          81,090
Graham M. Leathes             1,000               .22%            42.50         2/10/07        26,775          67,575
Robert A. Lee                 1,000               .22%            42.50         2/10/07        26,775          67,575

-----------------------
* See "Treatment of Great Lakes Employee Stock Options in the Distribution" for a description of the effect of the Distribution on such options.

(1) All options were granted pursuant to the 1993 Great Lakes Employee Stock Compensation Plan and have a term of 10 years. Each Named Executive Officer received one option grant in 1997. These options vest and become exercisable in cumulative 33% installments commencing no less than one year from date of grant, with full vesting occurring on the earlier of the third anniversary date or on the retirement of an employee over 62 years of age.

(2) The exercise price may be paid for by remitting cash or already owned shares of Great Lakes Common Stock, or by a combination thereof.

(3) The potential realizable value portion of the foregoing table indicates the value that might be realized upon exercise of options immediately prior to the expiration of their term, assuming the specified amount of compounded rates of appreciation on Great Lakes Common Stock over the term of the options. This calculation does not take into account that any shortfall between the current stock price and the option exercise price will have to be made up before any value can be realized.

(4) Absent an appreciation in stock price over the option exercise price, the optionee will not realize any gain. A 0% increase in stock price will result in an option value of $0.


OPTION EXERCISES AND YEAR-END VALUE TABLE

         The following table shows for each Named Executive Officer the specified information with respect to exercises of Great Lakes Options during 1997 and the value of unexercised options at the end of 1997.


                         Aggregated Great Lakes Option Exercises During 1997
                               And 1997 Fiscal Year End Option Values
                         ---------------------------------------------------

                                                                    Number of Securities
                                                                   Underlying Unexercised             Value of Unexercised
                                                                     Options at Fiscal           Options in-The-Money at Fiscal
                                    Share          Value                 Year-end                         Year-end ($)
                                 Acquired on      Realized               ---------                        --------
         Name                      Exercise         ($)        Exercisable     Unexercisable     Exercisable     Unexercisable*
         ----                      --------         ---        -----------     -------------     -----------     -------------
Dennis J. Kerrison                    -              -              -              17,000             -             $23,750
Steve W. Williams                     -              -              -               3,600             -              $4,750
Geoff J. Hignett                      -              -              -               1,200             -              $2,850
Graham M. Leathes                     -              -            1,370             1,760             -              $2,375
Robert A. Lee                         -              -              -               1,000             -              $2,375

--------------------
* Based on a closing price of $44.875 as reported on the NYSE on December 31, 1997 and after deduction of the exercise price of each such option multiplied by the number of shares covered by each such option.

EMPLOYMENT AGREEMENTS

         Currently, each of the Named Executive Officers is party to a contract of employment between such officer and AOC. The contracts provide for salary, holidays and vacations and perquisites. Each of the Named Executive Officers is entitled to 30 days of vacation, private health insurance, permanent health insurance and a car. Additionally, other than with respect to Mr. Kerrison, each agreement provides that in the event of a takeover or fundamental restructuring of the business which results in a loss of the officer's position, such officer is entitled to two years' salary plus 25% plus approximately U.S.$49,365. In the event of a qualifying termination following a change of control, Messrs. Williams, Hignett, Leathes and Lee would be entitled to receive $616,200, $572,600, $440,171 and $594,400, respectively, pursuant to such agreements.


COMPENSATION UNDER RETIREMENT PLANS

         The following table sets forth the estimated annual benefits payable upon retirement to Messrs. Williams, Hignett, Leathes and Lee, for the specified compensation and years of service classifications, under the combined formulas of the Octel Pension Plan, the Octel Top Hat and the Octel Funded Unapproved Retirement Benefit Plan. The pension benefits are calculated based upon years of service and "Final Earnings," which is calculated as final base salary or, if higher, the average base salary for the last three years of service. Mr. Kerrison's benefits payable under such plans are calculated on the same basis, but at a 33% higher rate. The amounts shown have been converted from pounds sterling to U.S. dollars based on an exchange rate of $1.6455:Li.1.00 on December 31, 1997.



     Final
    Earnings          5 years          10 years         15 years          20 years         25 years
    --------          -------          --------         --------          --------         --------
    $164,550           $20,569          $41,138          $61,706           $82,275         $102,844
     246,825            30,853           61,706           92,971           123,413          154,266
     329,100            41,138           82,275          123,413           164,550          205,688
     411,375            51,422          102,844          154,266           205,688          257,109
     493,650            61,706          123,413          185,119           246,825          308,531

         As of January 1, 1998, the final base salary (converted to U.S. dollars using the same exchange rate as specified above) and the eligible years of credited service for each of the Named Executive Officers were as follows: Mr. Kerrison, $287,963 - 1 year; Mr. Williams, $162,485 - 1 year; Dr. Hignett, $156,745 - 0 years; Mr. Leathes, $135,309 - 8 years; and Mr. Lee, $137,240 - 0 years.

STOCK PLAN

         Prior to the Distribution Date, the Company expects to adopt the Octel Corp. 1998 Stock Compensation Plan (the "Stock Plan"), which will provide for the grant of various types of equity-based compensation to employees of the Company. The Stock Plan will be approved by Great Lakes, as sole stockholder of the Company, prior to the Distribution Date. The Stock Plan is designed to promote the success of the Company's business by more closely aligning the interests of management and the Company's stockholders through the provision of equity-based incentives to those individuals who are or will be responsible for such success.

         The total number of shares of Common Stock that may be issued or awarded under the Stock Plan may not exceed 1,175,000, subject to adjustment as described below.

         The Stock Plan provides for the granting of options, including "incentive stock options" ("ISOs") within the meaning of Section 422 of the Code and non-qualified stock options, and the granting of other stock-based awards (collectively, "Awards"). All Awards will be evidenced by an award agreement setting forth the terms and conditions applicable thereto.

         Awards may generally be granted to individuals who are (a) executive officers, (b) other key employees (including those who are also directors) or (c) non-employee directors, in each case of the Company or any of its subsidiaries.

         The Stock Plan will be administered by the Board of Directors of the Company, which may act through its Compensation Committee (such Board of Directors or committee is referred to herein as the "Plan Administrator"). Eligibility criteria, the number of participants, and the number of shares subject to Awards and all other terms and conditions of Awards will be determined by the Plan Administrator.

         The option price payable for the shares of Common Stock subject to each ISO or non-qualified stock option shall not be less than the fair market value of the Common Stock on the date such option is granted.

         The following table sets forth the estimated number of restricted stock units to be granted to certain employees under the Stock Plan within six months of the Distribution:

                   Name                      Number of Restricted Stock Units

Dennis J. Kerrison........................                 115,071
Alan G. Jarvis............................                  50,873
Steve W. Williams.........................                  44,090
Geoff J. Hignett..........................                  40,699
Robert A. Lee.............................                  42,394
Alan Hanslip..............................                  32,559
Richard T. Shone..........................                  30,396
Graham M. Leathes.........................                  30,396
All executive officers as a group
  (-persons)..............................                 386,478
All other employees.......................                  46,851

         The restricted stock grant described above has been estimated based on a multiple of the proposed salaries to be paid to such persons following the Distribution Date, which salaries will be reviewed and approved by the Board of Directors of Octel at the time of the Distribution. The actual number of restricted stock units granted will change depending upon the price of Octel Common Stock at the time of such grant.

         The Stock Plan will be filed as an exhibit to the Registration Statement of which this Information Statement is a part.


                     TREATMENT OF GREAT LAKES EMPLOYEE
                     STOCK OPTIONS IN THE DISTRIBUTION

         Certain employees of Great Lakes (including certain employees who, as a result of the Distribution, will become employees of the Company) currently hold Great Lakes Options pursuant to the Great Lakes 1984 Employee Stock Option Plan and the Great Lakes 1993 Employee Stock Compensation Plan (collectively, the "Great Lakes Stock Plans").

         In connection with the Distribution, and pursuant to the Great Lakes Stock Plans and the related option agreements, the number of shares subject to each Great Lakes Option and the exercise prices thereof will be equitably adjusted to reflect the Distribution. Great Lakes will remain solely responsible for satisfying all exercises of Great Lakes Options. All Great Lakes Options held by employees who are or will become employees of Octel will be immediately vested as of the Distribution Date.

         In addition, the option agreements with respect to Great Lakes Options held by certain executive officers of Octel will be amended to extend the period during which such options may be exercised following the Distribution from three months to three years.


               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The businesses to be conducted by the Company have in the past engaged in transactions with Great Lakes and its businesses. Following the Distribution, Great Lakes will continue to have a significant relationship with the Company as a result of the agreements being entered into by Great Lakes and the Company in connection with the Distribution. Except as referred to above or as otherwise described in this Information Statement, Great Lakes and the Company will cease to have any material contractual or other material relationships with each other. See "Relationship Between Great Lakes and the Company After the Distribution."


              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         Based on information which has been obtained from Great Lakes' records and a review of statements filed with the Securities and Exchange Commission pursuant to Sections 13(d) and 13(g) of the Exchange Act with respect to Great Lakes Common Stock, the following persons will be the beneficial owner of more than 5% of the outstanding voting securities of any class of the Company upon completion of the Distribution:



                                                                                      Percent of
                 Name and Address                                                    Common Stock
                of Beneficial Owner                      Number of Shares             Outstanding
                -------------------                      ----------------            ------------
T. Rowe Price Associates, Inc. (1)
100 East Pratt Street
Baltimore, Maryland   21202........................         1,675,646                    11.2%
State Farm Mutual Automobile Insurance
Company and Related Entities (2)
One State Farm Plaza
Bloomington, Illinois   61710-0001.................         1,135,900                     7.6%



(1) Based on a Schedule 13G, dated February 12, 1998, filed with the Securities and Exchange Commission by T. Rowe Price Associates, Inc. ("Price Associates"). These securities are owned by various individual and institutional investors for which Price Associates serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(2) Based on a Schedule 13G, dated January 22, 1998, filed with the Securities and Exchange Commission by State Farm Mutual Automobile Insurance Company. Each of the following State Farm entities has reported sole voting power and sole disposition power and disclaims "beneficial ownership" as to all shares as to which each has no right to receive the proceeds of sale of the security and disclaims that it is part of a group: State Farm Mutual Automobile Insurance Company; State Farm Life Insurance Company; State Farm Investment Management Corporation; and State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees. State Farm Life Insurance Company is a wholly owned subsidiary of State Farm Mutual Automobile Insurance Company. State Farm Investment Management Corporation is a wholly owned subsidiary of State Farm Fire and Casualty Company which, in turn, is a wholly owned subsidiary of State Farm Life Insurance Company.


                     BENEFICIAL OWNERSHIP OF MANAGEMENT

         Based upon their respective holdings of Great Lakes Common Stock as of _____________, 1998, and excluding restricted stock to be granted in connection with the Distribution, no director or officer will own beneficially, as of the Distribution Date, any shares of Octel Common Stock at such date and all directors and executive officers as a group will beneficially own less than 1% of the Octel Common Stock outstanding at such date.


                    DESCRIPTION OF COMPANY CAPITAL STOCK

        Under the Certificate of Incorporation, the total number of shares of all classes of stock that the Company has authority to issue is 50 million, consisting of 10 million shares of preferred stock, par value $.01 per share ("Preferred Stock") and 40 million shares of Octel Common Stock. Based on the number of shares of Great Lakes Common Stock outstanding at December 31, 1997, approximately 14,736,075 shares of Octel Common Stock will be issued to stockholders of Great Lakes.


COMMON STOCK

        The holders of Octel Common Stock will be entitled to one vote for each share on all matters voted on by stockholders, and the holders of such shares will possess all voting power, except as otherwise required by law or provided in any resolution adopted by the Board of Directors of the Company with respect to any series of Preferred Stock. It is currently expected that the first annual meeting of stockholders of the Company will be held in _______ of 1999. Subject to any preferential or other rights of any outstanding series of Company preferred stock that may be designated by the Board of Directors of the Company, the holders of Octel Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors of the Company from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders. See "Risk Factors -- Dividend Policy."

PREFERRED STOCK

        The Board of Directors of the Company will be authorized to provide for the issuance of shares of Preferred Stock, in one or more series, and to determine, with respect to any series, the terms and rights of such series, including the following: (i) the designation of such series; (ii) the rate and time of, and conditions and preferences with respect to, dividends, and whether such dividends are cumulative; (iii) the voting rights, if any, of shares of such series; (iv) the price, timing and conditions regarding the redemption of shares of such series and whether a sinking fund should be established for such series; (v) the rights and preferences of shares of such series in the event of voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; and (vi) the right, if any, to convert or exchange shares of such series into or for stock or securities of any other series or class.

        The Company believes that the availability of the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of Octel Common Stock, will be available for issuance without further action by the Company's stockholders, unless action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed or unless the Company is restricted by the Preferred Stock.

NO PREEMPTIVE RIGHTS

        No holder of any stock of the Company of any class authorized at the Distribution Date will then have any preemptive right to subscribe to any securities of the Company of any kind or class.

TRANSFER AGENT AND REGISTRAR

        The Transfer Agent and Registrar for the Octel Common Stock will be First Chicago Trust Company of New York.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

        The Certificate of Incorporation and By-laws will contain certain provisions that could make more difficult the acquisition of control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. Set forth below is a description of such provisions contained in the Certificate of Incorporation and By-laws. Such description is intended as a summary only and is qualified in its entirety by reference to the Certificate of Incorporation and By-laws, the forms of which are included as exhibits to the Registration Statement of which this Information Statement forms a part.

        Classified Board of Directors. The Certificate of Incorporation will provide that the number of directors shall be fixed from time to time by the Board of Directors of the Company. The directors shall be divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms so that directors' initial terms will expire either at the 1999, 2000 or 2001 annual meeting of the Company stockholders. Starting with the 1999 annual meeting of the Company stockholders, one class of directors will be elected each year for a three-year term. See "Management -- Directors of the Company."

        The Company believes that a classified Board of Directors will help to assure the continuity and stability of the Company's Board of Directors and the Company's business strategies and policies as determined by the Board of Directors of the Company, since a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that this, in turn, will permit the Board of Directors to more effectively represent the interests of stockholders.

        With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. As a result, a classified Board of Directors of the Company may discourage proxy contests for the election of directors or purchases of a substantial block of Octel Common Stock because its provisions could operate to prevent obtaining control of the Board of Directors of the Company in a relatively short period of time. The classification provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company. In addition, because Section 141(k)(1) of the Delaware General Corporation Law (the "DGCL") provides that a director serving on a classified Board of Directors may be removed only for cause, a classified Board of Directors would delay stockholders who do not agree with the policies of the Board of Directors from replacing a majority of the Board of Directors for two years unless they can demonstrate that the directors should be removed for cause and obtain the requisite vote. Such a delay may help ensure that the Board of Directors of the Company, if confronted by a holder conducting a proxy contest or an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes is the best interests of the Company's stockholders.

        Special Meetings of Stockholders; Action by Written Consent; Advance Notice Provisions. The By-laws will provide that special meetings of stockholders of the Company may be called only by the Board of Directors of the Company or the Chairman of the Board. The Certificate of Incorporation also requires that stockholder action be taken at a meeting of stockholders and prohibits action by written consent.

        Stockholder Nominations. The By-Laws will establish procedures that must be followed for a stockholder to nominate individuals for election to the Company's Board of Directors. Nominations of persons for election to the Board will be required to be made by delivering written notice to the Secretary of the Company not less than 60 nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 10 days before or after such anniversary date, notice by the stockholder to be timely will be required to be so received before the later of the close of business on the 10th day following the day on which such annual notice was made, whichever first occurs and the close of business on the day which is 60 days prior to the date of the annual meeting. The nomination notice will be required to set forth certain background information about the persons to be nominated, including the nominees' principal occupation or employment and the class and number of shares of capital stock of the Company that are beneficially owned by such person. If the presiding officer at the annual meeting determines that a nomination was not made in accordance with these procedures, he may so declare at the meeting and the nomination may be disregarded.

        Stockholder Proposals. The By-Laws establish procedures that must be followed for a stockholder to submit a proposal at an annual meeting of the stockholders of the Company. Under these procedures, no proposal for a stockholder vote will be able to be submitted to the stockholders unless the submitting stockholder has timely filed with the Secretary of the Company a written statement setting forth specified information, including the names and addresses of the persons making the proposal, the class and number of shares of capital stock of the Company beneficially owned by such persons, a description of the proposal and the reasons for bringing such business before the annual meeting and any material interest of the stockholder in such business. If the presiding officer at any stockholder meeting determines that any such proposal was not made in accordance with these procedures or is otherwise not in accordance with applicable law, he may so declare at the meeting and such defective proposal may be disregarded.

        Certain Business Combination Transactions. The Certificate of Incorporation generally provides that, whether or not a vote of the stockholders is otherwise required, the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding shares of Octel Common Stock shall be required for the approval or authorization of any Business Transaction with a Related Person, or any Business Transaction in which a Related Person has an interest; provided, however, that the eighty percent (80%) voting requirement shall not be applicable if (1) the Business Transaction is approved by the Continuing Directors, or (2) all of the following conditions are satisfied:

         (a) the Business Transaction is a merger or consolidation or sale of substantially all of the assets of the Company, and the aggregate amount of cash to be received per share by holders of Octel Common Stock in connection with such Business Transaction is at least equal in value to the highest amount of consideration paid by such related person for a share of Octel Common Stock in the transaction in which such person became a Related Person, or within one year prior to the date such related Person became a Related Person, whichever is higher; and

        (b) after such Related Person has become the beneficial owner of not less than ten percent (10%) of the voting power of the stock of the Company entitled to vote generally in the election of directors, and prior to the consummation of such Business Transaction, such Related Person shall not have become the Beneficial Owner of any additional shares of voting stock or securities convertible into voting stock, except (i) as a part of the transaction which resulted in such Related Person becoming the beneficial owner of not less than ten percent (10%) of the voting power of the voting stock or (ii) as a result of a pro rata stock dividend or stock split; and

        (c) prior to the consummation of such Business Transaction, such Related Person shall not have, directly or indirectly, (i) received the benefit (other than only a proportionate benefit as a stockholder of the Company) of any loans, advances, guarantees, pledges, or other financial assistance or tax credits provided by the Company or any of its subsidiaries, (ii) caused any material change in the Company's business or equity capital structure, including, without limitation, the issuance of shares of capital stock of the Company, or (iii) except as approved by the Continuing Directors, caused the Company to fail to declare and pay (y) at the regular date therefor any full quarterly dividends on any outstanding preferred stock or (z) quarterly cash dividends on the outstanding Octel Common Stock on a per share basis at least equal to the cash dividends being paid thereon by the corporation immediately prior to the date on which the Related Person became a Related Person.

        The term "Business Transaction" is generally defined as: (a) any merger or consolidation involving the Company or a subsidiary of the Company; (b) any sale, lease, exchange, transfer, or other disposition (in one transaction or a series of related transactions), including, without limitation, a mortgage or any other security device, of all or any substantial part of the assets either of the Company or of a subsidiary of the Company; (c) any sale, lease, exchange, transfer, or other disposition (in one transaction or a series of related transactions) of all or any substantial part of the assets of an entity to the Company; (d) the issuance, sale, exchange, transfer, or other disposition (in one transaction or a series of related transactions) by the Company or a subsidiary of the Company of any securities of the Company or any subsidiary of the Company; (e) any recapitalization or reclassification of the securities of the Company or other transaction that would have the effect of increasing the voting power of a Related Person or reducing the number of shares of each class of voting stock outstanding; (f) any liquidation, spin-off, split-off, split-up, or dissolution of the Company; and (g) any agreement, contract, or other arrangement providing for any of the transactions described in this definition of Business Transaction. "Continuing Director" is generally defined as a member of the Board of Directors on the Distribution Date and any member of the Board of Directors whose election was approved by the Continuing Directors. "Related Person" generally is defined as any individual or entity which, together with is affiliates and associates owns not less than 10% of the voting power of the voting stock of the Company.


PREFERRED STOCK PURCHASE RIGHTS

        Prior to the Distribution Date, the Board of Directors of the Company will declare a dividend distribution of one right (a "Right") to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock for each outstanding share of Octel Common Stock to stockholders of record of the Company on the Record Date. The description and terms of the Rights are set forth in a Rights Agreement, dated as of ____________, 1998, between the Company and First Chicago Trust Company of New York (the "Rights Agreement").

        The Rights remain non-exercisable, nontransferable and non-separable from Octel Common Stock until the earlier of (i) 10 days after the first date (such date being the "Stock Acquisition Date") of public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Octel Common Stock, or (ii) 10 business days (or such later date as may be determined by the Board of Directors) after the commencement of a tender offer or exchange offer for 15% or more of the Octel Common Stock or (iii) 10 business days after the Board of Directors determines that a person is an Adverse Person (to make such a determination the Board of Directors must determine that a substantial shareholder intends to cause the Company to repurchase its shares or to take action intended to provide such person with short-term financial gain inconsistent with the best long-term interest of the Company, or ownership of shares by such person is reasonable likely to cause a material adverse impact on the Company) (the earliest of such dates being referred as the "Distribution Date").

        Each Right, when exercisable, currently entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $ , subject to adjustment. After the Declaration Date, in the event that a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Octel Common Stock that the independent directors of the Company determine to be fair to and otherwise in the best interests of the Company and its stockholders (a "Qualifying Offer") or an Adverse Person, each holder of a Right will thereafter have the right to receive (in lieu of Series A Junior Participating Preferred Stock), upon exercise, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Rights. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that follows a Qualifying Offer and meets certain other requirements), or (ii) a person consolidates with, or mergers into, the Company, and although the Company is the continuing or surviving corporation, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or securities of such other person, or cash or any other property, or (iii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

        In general, at any time prior to their expiration on , 2008 or until 15 days following the Stock Acquisition Date, the Board of Directors in its discretion may redeem the Rights in whole, but not in part, at a price of $.01 per Right; provided, however, that the Rights may not be redeemed following a determination that any person is an Adverse Person. Moreover, the Board of Directors may, at its option, at any time after any person becomes an Acquiring Person or is determined to be an Adverse Person exchange all or part of the then outstanding Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right; provided, however, that the Rights may not be so exchanged a any time after any person becomes a beneficial owner of 50% or more of the Company's Common Stock then outstanding. In the event any person becomes an Acquiring Person (except pursuant to a Qualifying Offer) or an Adverse Person, Rights beneficially owned by such person shall become null and void.

        Each share of Series A Junior Participating Preferred Stock, when issued, will be nonredeemable and entitled to cumulative dividends and will rank junior to any series of Preferred Stock senior to it. Quarterly dividends are payable on the Series A Junior Participating Preferred Stock in an amount equal to the greater of (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash and noncash dividends (other than dividends payable in Common Stock) declared on the Common Stock since the last quarterly dividend payment date or, with respect to the first such date, since the first issuance of the Series A Junior Participating Preferred Stock.

        Each share of Series A Junior Participating Preferred Stock will entitle the holder (subject to adjustment) to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. If at any time dividends on any Series A Junior Participating Preferred Stock shall be in arrears for six quarters or more, all holders of Preferred Stock (including holders of the Series A Junior Participating Preferred Stock) voting as a class, shall have the right to elect two directors until all such accrued and unpaid dividends have been declared and paid. Upon liquidation, dissolution or winding up of the Company, no distribution may be made to holders of the Common Stock unless, prior thereto, holders of the Series A Junior Participating Preferred Stock shall have received an amount equal to 1,000 times the Purchase Price, plus accrued and unpaid dividends to the date of such payment. The number of shares constituting the series of Series A Junior Participating Preferred Stock will be 1,000,000.

        The Rights may have certain anti-takeover effects, including deterring someone from acquiring control of the Company in a manner or on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, since the Rights generally may be redeemed at any time by the Company as set forth above.


                      LIABILITY AND INDEMNIFICATION OF
                            DIRECTORS AND OFFICERS

        Officers and directors of the Company are covered by certain provisions of the DGCL, the Certificate of Incorporation, the By-laws and insurance policies which serve to limit, and, in certain instances, to indemnify them against, certain liabilities which they may incur in such capacities. None of such provisions would have retroactive effect for periods prior to the Distribution Date, and the Company is not aware of any claim or proceeding in the last three years, or any threatened claim, which would have been or would be covered by these provisions. These various provisions are described below.

        Elimination of Liability in Certain Circumstances. In June 1986, Delaware enacted legislation which authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by such legislation. Specifically, the directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful share repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

        Indemnification and Insurance. As a Delaware corporation, the Company has the power, under specified circumstances generally requiring the director or officer to act in good faith and in a manner he reasonably believes to be in or not opposed to the Company's best interests, to indemnify its directors and officers in connection with actions, suits or proceedings brought against them by a third party or in the name of the Company, by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. The By-laws generally provide for mandatory indemnification of the Company's directors and officers to the full extent provided by Delaware corporate law.

        The Company intends to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power or obligation to indemnify him against such liability under the provisions of the By-laws.


                            INDEPENDENT AUDITORS

        The Company has appointed Ernst & Young L.L.P. as the Company's independent auditors to audit the Company's financial statements as of and for the year ending December 31, 1997. Ernst & Young L.L.P. has audited the Company's historical financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997.


                           ADDITIONAL INFORMATION

        The Company has filed with the Commission a Registration Statement on Form 10 (the "Registration Statement," which term shall include any amendments or supplements thereto) under the Exchange Act with respect to the shares of Octel Common Stock being received by Great Lakes stockholders in the Distribution. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

        The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, 13th Floor, New York, New York 10048. The Commission maintains a web site that contains reports, proxy statements, registration statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

        Following the Distribution, the Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm accompanied by an opinion expressed by such independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information, in each case prepared in accordance with generally accepted accounting principles.


                   INDEX TO COMBINED FINANCIAL STATEMENTS

                                                              Page

Report of Independent Auditors................................F-2
Combined Statements of Income for each of the
        three years in the period ended December 31, 1997.....F-3
Combined Balance Sheets as of December 31, 1997 and 1996......F-4
Combined Statements of Cash Flows for each of the
        three years in the period ended December 31, 1997.....F-5
Notes to Combined Financial Statements........................F-6


                       REPORT OF INDEPENDENT AUDITORS
                       ------------------------------


Board of Directors and Stockholder
Octel Corp.


We have audited the accompanying combined balance sheets of the businesses that comprise Octel Corp. as of December 31, 1997 and 1996, and the related combined statements of income and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the businesses that comprise Octel Corp. at December 31, 1997 and 1996, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                          ERNST & YOUNG LLP


Indianapolis, Indiana
April 4, 1998




                                    COMBINED STATEMENTS OF INCOME
                                            (IN MILLIONS)



                                                              YEARS ENDED DECEMBER 31,
                                                         1997           1996             1995
                                                         ----           ----             ----
Net sales...................................            $539.1          $597.4           $628.3
Cost of goods sold..........................             274.4           298.8            307.0
                                                        ------         -------           ------
     Gross profit...........................             264.7           298.6            321.3
Operating expenses:
     Selling, general and administrative....              38.6            40.2             42.1
     Research and development...............               3.8             5.6              5.6
                                                        ------          ------           ------
     Total..................................              42.4            45.8             47.7
Amortization of intangible assets...........              27.6            26.7             19.0
Operating income............................             194.7           226.1            254.6
Interest expense............................               2.2             1.6             10.3
Other expenses..............................               5.6             7.5              4.4
Interest income.............................              (3.9)           (3.5)            (5.1)
Other income................................              (7.9)           (1.2)            (4.1)
                                                          -----           -----            -----
Income before income taxes and minority
interest....................................             198.7           221.7            249.1
Minority interest...........................              24.3            29.6             32.3
                                                        ------         -------          -------
Income before income taxes..................             174.4           192.1            216.8
Income taxes................................              56.7            63.8             71.7
                                                        ------         -------          -------
Net income..................................            $117.7          $128.3           $145.1
                                                        ======          ======           ======

      The accompanying notes are an integral part of these statements.



                          COMBINED BALANCE SHEETS
                               (IN MILLIONS)




                                                        AT DECEMBER 31,
                                                     1997              1996
                                                     ----              ----
ASSETS
Current assets
   Cash and cash equivalents.................      $  29.7           $  54.9
   Accounts receivable.......................        169.8             196.4
   Inventories...............................         78.8              84.0
   Prepaid expenses..........................          4.4               4.3
                                                 ---------         ---------
 Total current assets........................        282.7             339.6
Property, plant and equipment................        106.0             113.4
Goodwill.....................................        379.3             319.0
Other assets.................................         64.9              69.0
                                                 ---------        ----------
                                                    $832.9            $841.0
                                                   =======          ========

LIABILITIES AND GREAT LAKES INVESTMENT
Current liabilities
   Accounts payable..........................        $40.0             $37.6
   Accrued expenses..........................          9.0              20.5
   Accrued income taxes......................         53.8              65.4
                                                    ------           -------
Total current liabilities....................        102.8             123.5
Other liabilities............................         57.2              90.3
Deferred income taxes........................         20.1               7.5
Minority interest............................          --               35.1

Great Lakes investment.......................        652.8             584.6
                                                   -------           -------
                                                    $832.9            $841.0
                                                    ======            ======

      The accompanying notes are an integral part of these statements.



                                  COMBINED STATEMENTS OF CASH FLOWS
                                            (IN MILLIONS)




                                                                 YEARS ENDED DECEMBER 31,
                                                            1997           1996            1995
                                                            ----           ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...........................................   $  117.7          $128.3         $145.1
Non-cash items included in net income:
     Depreciation....................................       19.2            16.2           13.7
     Amortization....................................       27.6            26.7           19.0
     Deferred income taxes...........................       13.3             4.0            6.0
     Other...........................................        0.5             1.3           (0.5)
Changes in operating assets and liabilities:
     Accounts receivable.............................       26.6             9.2          (16.9)
     Inventories.....................................        1.6           (12.4)          (5.1)
     Accounts payable and accrued expenses...........       (2.6)          (19.0)          19.3
     Income taxes and other current liabilities......      (11.6)           (9.8)           3.0
     Other non-current liabilities...................      (24.8)          (16.7)          (7.8)
                                                           ------          ------          -----
Net cash provided by operating activities............      167.5           127.8          175.8

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures.................................      (17.8)          (20.6)         (31.5)
Business combinations, net of cash acquired..........     (130.8)          (17.0)         (18.8)
Other................................................        1.6           (14.9)         (31.1)
                                                             ---           ------         ------
Net cash used in investing activities................     (147.0)          (52.5)         (81.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash paid to Great Lakes.........................      (31.4)         (103.0)        (104.6)
Minority interest....................................        3.3             7.1            4.8
                                                          ------         -------       --------
Net cash used in financing activities................      (28.1)          (95.9)         (99.8)
Effect of exchange rate changes on cash..............      (17.6)           21.1           (6.8)
                                                           ------         ------       ---------
Net change in cash and cash equivalents..............      (25.2)            0.5          (12.2)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.......       54.9            54.4           66.6
                                                          ------         -------        -------

CASH AND CASH EQUIVALENTS AT END OF YEAR.............    $  29.7         $  54.9        $  54.4
                                                         =======         =======        =======

      The accompanying notes are an integral part of these statements.


                   NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE 1--BACKGROUND & BASIS OF PRESENTATION
------------------------------------------

        Octel Corp. ("the Company") is a recently-formed Delaware corporation, which prior to the Distribution was a wholly-owned subsidiary of Great Lakes Chemical Corporation ("Great Lakes"). In July 1997, the Board of Directors approved a plan to spin off the Company's petroleum additives business as an independent, publicly owned company. The transaction will be effected through the distribution of shares in the Company to the Great Lakes' stockholders and is expected to be tax free to stockholders. The transaction is subject to the receipt of a favorable tax ruling from the Internal Revenue Service, and the final approval by the Great Lakes Board of Directors of the structure and financing of the Company.

        Prior to the Distribution, the Company anticipates that certain of its subsidiaries will enter into a $300 million senior secured credit facility (the "Credit Facility") and issue $150 million of Senior Notes due 2006 (the "Notes"). The Credit Facility will consist of a $280 million senior secured term loan and a $20 million senior secured revolving credit facility. The Credit Facility will mature on December 31, 2001, with the term loan amortizing in quarterly installments. The loans under the Credit Facility will bear interest at LIBOR plus 1.75%, subject to adjustment under certain circumstances. The Notes will mature in 2006. The Company is required to redeem $37.5 million principal amount of Notes in each of 2003, 2004 and 2005. Both the Credit Facility and the Notes will be guaranteed by the Company and will contain substantial restrictions on the Company's operations.


BASIS OF PRESENTATION

        The combined financial statements reflect the assets, liabilities, revenues and expenses of the Petroleum Additives Business Unit ("Petroleum Additives") of Great Lakes, adjusted only for those parts of Petroleum Additives Business Unit which are to remain part of Great Lakes after the Distribution. The financial statements are prepared using the historical cost of Great Lakes.

        The Company's combined statements of income include all material costs of doing business including costs related to Great Lakes services. Charges for such services are based on a number of factors including time and effort which Management believes to be reasonable.

        The financial information included herein may not necessarily be indicative of the financial position, results of operations or cash flows of the Company in the future or the financial position, results of operations or cash flows that would have been achieved if the Company had been a separate, independent company during the periods presented.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------

NATURE OF OPERATIONS

        The Company is a major manufacturer and distributor of TEL, Petroleum Specialties and Performance Chemicals. Its primary manufacturing operation is located at Ellesmere Port in the United Kingdom. The Company's products are sold globally, primarily to oil refineries. Principal product lines are lead alkyl antiknock compounds (TEL), other petroleum additives and performance chemicals.

PRINCIPLES OF COMBINATION

        The combined financial statements include all subsidiaries of the Company after elimination of significant intercompany accounts and transactions.

USE OF ESTIMATES

        The preparation of the combined financial statements requires management to make estimates and assumptions that affect the amount reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

        Revenue from sales of products is recognized at the time products are shipped to the customer or, in the case of bulk shipments, at the time of delivery to the customer.


DERIVATIVE FINANCIAL INSTRUMENTS

        The Company uses various derivative instruments including forward contracts and options to manage certain foreign currency exposures. These instruments are entered into under the Company's corporate risk management policy to minimize exposure and are not for speculative trading purposes. Management periodically reviews the effectiveness of the use of the derivative instruments.

        Derivatives used for hedging purposes must be designed as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the market value of the derivative contract must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. Any derivative instrument designated but no longer effective as a hedge would be reported at market value and the related gains and losses would be recognized in earnings.

        Derivatives that are designated as, and effective as, a hedge of firm foreign currency commitments are accounted for using the deferral method. Gains and losses from instruments that hedge firm commitments are deferred and recognized as part of the economic basis of the transactions underlying the commitments when the associated hedged transaction occurs. Gains and losses from instruments that hedge foreign-currency-denominated receivables, payables and debt instruments are reported in earnings and offset the effects of foreign exchange gains and losses from the associated hedged items.


CASH EQUIVALENTS

        Investment securities with maturities of three months or less when purchased are considered to be cash equivalents.

INVENTORIES

        Inventories are stated at the lower of cost (FIFO method) or market price.

PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

GOODWILL


        Goodwill, the excess of investment over net assets of subsidiaries acquired, is amortized over periods of up to 40 years. The majority of the goodwill relates to the TEL business and is being amortized over approximately 10 years, the expected remaining life of the business. The Company regularly evaluates the realizability of goodwill based on projected undiscounted cash flows and operating income for each business having material goodwill balances. Based on its most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 1997.


ENVIRONMENTAL COMPLIANCE AND REMEDIATION

        Environmental compliance costs include ongoing maintenance, monitoring and similar costs. Such costs are expensed as incurred. Environmental remediation costs are accrued when environmental assessments or remedial efforts are probable and the cost can be reasonably estimated.


MINORITY INTEREST

        Minority interest represents income before income taxes as earnings is predominantly from a partnership; therefore, taxes are paid by each partner individually.



NOTE 3--SUPPLEMENTAL BALANCE SHEET INFORMATION
----------------------------------------------


                                                                                 1997              1996
                                                                                 ----              ----
                                                                                       (Millions)
ACCOUNTS RECEIVABLE
Accounts receivable..................................................            $170.7           $197.3
Less allowances......................................................               0.9              0.9
                                                                                -------          -------
                                                                                 $169.8           $196.4
                                                                                 ======           ======
INVENTORIES
Finished goods.......................................................           $  35.7          $  35.8
Work in progress.....................................................              10.2             11.3
Raw materials and supplies...........................................              32.9             36.9
                                                                                 ------           ------
                                                                                $  78.8          $  84.0
                                                                                =======          =======
PROPERTY, PLANT AND EQUIPMENT
Land.................................................................          $    2.8         $    3.0
Buildings............................................................               0.6              2.2
Equipment............................................................             101.0            117.1
Construction in progress (estimated additional cost to complete
  at December 31, 1997, $17.6).......................................              18.4             12.8
                                                                                -------          -------
                                                                                  122.8            135.1
Less accumulated depreciation........................................              16.8             21.7
                                                                                -------          -------
                                                                                 $106.0           $113.4
                                                                                 ======           ======
The estimated useful lives for purposes of computing depreciation are:
buildings, 7-25 years; equipment, 5-14 years.
GOODWILL
Goodwill.............................................................            $496.9           $411.8
Less accumulated amortization........................................             117.6             92.8
                                                                               --------          -------
                                                                                 $379.3           $319.0
                                                                                 ======           ======
OTHER ASSETS
Prepaid pension cost.................................................           $  63.3          $  67.5
Other................................................................               1.6              1.5
                                                                               --------         --------
                                                                                $  64.9          $  69.0
                                                                                =======          =======
OTHER LIABILITIES
Provisions for estimated closure costs of TEL
  manufacturing facilities...........................................           $  57.2          $  90.3
                                                                                =======          =======

        The liability for estimated closure costs of Octel's TEL manufacturing facilities includes costs for personnel reductions, decontamination and environmental remediation activities when demand for TEL diminishes. Estimated closing costs are regularly evaluated.
Adjustments to the liability are prorated over the estimated remaining life of the business in proportion to the expected rate of the TEL market decline. Closure costs as of December 31, 1997 were estimated to be approximately $124 million.


NOTE 4--ACQUISITIONS
--------------------


        The Company's 100% ownership interest in Octel Associates and the Associated Octel Company Limited ("AOC") was acquired in three transactions. The Company acquired a 51.15% interest in 1989, a further 36.67% interest in 1992, with the balance acquired in 1997. The 1989 acquisition agreement provides for profit participation payments to be made to certain former owners through 2006. Such profit participation payments are treated as an adjustment to the purchase price. Profit participation payments for 1997 amounted to $14 million. In 1997 the Company completed the determination of the profit participation payments for the years 1989 through 1995 resulting in an addition to purchase price of approximately $30 million. Total profit participation payments amount to approximately $230 million since inception. On November 20, 1997, the Company completed the acquisition of the outstanding minority interest in the Company's subsidiaries previously owned by Chevron Chemical Company for $116.8 million. The excess of purchase price over the value of net assets acquired totaled approximately $81 million and this amount has been added to goodwill and is to be amortized over a ten year period with effect from January 1, 1998.

        On October 31, 1997, the Company acquired certain fractional interests in the Company's subsidiaries held by the Vendor Partners for a nominal amount.

        All acquisitions have been accounted for as purchases and the results of operations of the acquired businesses are included in the combined financial statements from the dates of acquisition. The unaudited pro forma net income for 1997 and 1996, as if the Chevron acquisition had occurred at the beginning of the respective year would have been $123.8 million and $137.9 million respectively. The pro forma results do not represent the Company's actual operating results had the acquisition been made at the beginning of the respective years, or the results which may be expected in future.



NOTE 5--INCOME TAXES
--------------------

        The following is a summary of domestic and foreign income before income taxes, the components of the provisions for income taxes and deferred income taxes, a reconciliation of the U.S. statutory income tax rate to the effective income tax rate, and the components of deferred tax assets and liabilities.



                                                           1997               1996              1995
                                                           ----               ----              ----
INCOME (LOSS) BEFORE INCOME TAXES:
Domestic..........................................    $    (1.2)          $    1.7           $  (0.6)
Foreign...........................................        175.6              190.4             217.4
                                                          -----              -----             -----
                                                         $174.4             $192.1            $216.8
                                                         ======             ======            ======
PROVISIONS FOR INCOME TAXES:
Current:
Federal...........................................     $    0.1           $    0.1            $  --
Foreign...........................................         43.3               59.6              65.7
                                                          -----               ----              ----
                                                           43.4               59.7              65.7
Deferred:
Domestic..........................................          --                 0.4               0.3
Foreign...........................................         13.3                3.7               5.7
                                                          -----           --------          --------
                                                           13.3                4.1               6.0
                                                          -----           --------          --------
                                                        $  56.7            $  63.8           $  71.7
                                                        =======            =======           =======
PROVISIONS (CREDITS) FOR DEFERRED INCOME TAXES:
   Pension costs..................................    $    (3.7)          $    1.5          $    2.0
   Amortization of goodwill.......................          0.9                0.8               1.1
   Plant closure costs............................         12.1                1.2               3.2
   Other..........................................          4.0                0.6              (0.3)
                                                        -------           --------           --------
                                                       $   13.3           $    4.1           $   6.0
                                                       ========           ========           =======
EFFECTIVE INCOME TAX RATE
RECONCILIATION:

  U.S. statutory income tax rate..................         35.0%              35.0%             35.0%
  Increase (decrease) resulting from:
    Foreign tax rate differential.................         (3.5)              (2.9)             (1.4)
    Amortization of goodwill......................          2.1                1.3              (0.3)
    Other.........................................         (1.1)              (0.2)             (0.2)
                                                           -----              -----             -----
  Effective income tax rate.......................         32.5%              33.2%             33.1%
                                                           ====               ====              ====

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.



                                                            1997         1996
                                                            ----         ----
                                                               (Millions)
COMPONENTS OF DEFERRED TAX
ASSETS AND LIABILITIES:

Deferred tax assets - closure costs...................     $17.7        $29.8
                                                           -----        -----
Deferred tax liabilities:
   Pension costs......................................     $18.6        $22.3
   Amortization of goodwill...........................       4.1          3.2
   Other..............................................      15.1         11.8
                                                          ------       ------
      Total...........................................     $37.8        $37.3
                                                           =====        =====

        Cash payments for income taxes were $62.0 million, $58.0 million and $69.0 million in 1997, 1996 and 1995, respectively.


NOTE 6--GREAT LAKES INVESTMENT
------------------------------

        Changes in Great Lakes Investment during each of the years ended December 31 were as follows:



                                 (Millions)
BALANCE AT DECEMBER 31, 1994......................................$  488.4
     Net income...................................................   145.1
     Net amount paid to GLCC including exchange effect of $7.9....   (96.7)
     Net change in cumulative translation.........................    (6.0)
                                                                    -------
BALANCE AT DECEMBER 31, 1995......................................   530.8
     Net income...................................................   128.3
     Net amount paid to GLCC including exchange effect of $0.7....  (102.3)
     Net change in cumulative translation.........................    27.8
                                                                    ------
BALANCE AT DECEMBER 31, 1996......................................   584.6
     Net income...................................................   117.7
     Net amount paid to GLCC including exchange effect of $0.4....   (31.0)
     Net change in cumulative translation.........................   (18.5)
                                                                    -------
BALANCE AT DECEMBER 31, 1997......................................  $652.8
                                                                     ======

        The net amount of $31.0 million paid to GLCC in 1997 includes the receipt of a short term loan from GLCC of $116.8 million used to fund the acquisition of the Chevron interest described in Note 4: Acquisitions.


NOTE 7--INDUSTRY SEGMENTS AND FOREIGN OPERATIONS
------------------------------------------------

        The Company's operations consist of one dominant industry segment: petroleum additives. Net sales, income before income taxes and minority interest and identifiable assets by geographic areas are shown below:




                                                             1997          1996           1995
                                                             ----          ----           ----
                                                                        (Millions)
NET SALES TO UNAFFILIATED CUSTOMERS (BY ORIGIN):
    United States.......................................        $  32.1       $  36.3       $  33.9
    United Kingdom......................................          441.1         477.5         484.9
    Rest of Europe......................................           65.9          83.6         109.5
                                                                 ------        ------        ------
         Total..........................................         $539.1        $597.4        $628.3
                                                                 ======        ======        ======
INTERCOMPANY SALES BETWEEN GEOGRAPHIC AREAS:
    United States.......................................       $    6.9      $    7.3      $    7.3
    United Kingdom......................................           71.1          49.8          53.9
    Rest of Europe......................................           37.6          54.9          72.2
                                                                 ------        ------        ------
         Total..........................................         $115.6        $112.0        $133.4
                                                                 ======        ======        ======
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY
 INTEREST:
    United States.......................................      $    (1.2)     $    1.7       $  (0.6)
    United Kingdom......................................          198.1         208.3         222.7
    Rest of Europe......................................            1.8          11.7          27.0
                                                                  -----        ------        ------
         Total..........................................         $198.7        $221.7        $249.1
                                                                 ======        ======        ======
IDENTIFIABLE ASSETS AT YEAR-END:
    United States.......................................        $  30.8       $  34.8       $  31.0
    United Kingdom......................................          741.2         717.3         663.0
    Rest of Europe......................................           60.9          88.9         104.4
                                                                 ------        ------         -----
         Total..........................................         $832.9        $841.0        $798.4
                                                                 ======        ======        ======


        The majority of the Company's operations are conducted by its U.K. enterprises. Sales are reported in the geographic area where the transaction originates, rather than where the final sale to customers is made. Inter-company sales are priced to recover cost plus an appropriate mark-up for profit and are eliminated in the combined financial statements.


NOTE 8--RETIREMENT PLANS
------------------------

        The Company maintains a contributory defined benefit pension plan (the "Octel Pension Plan") covering substantially all U.K. employees. Benefits are based on final salary and years of credited service, reduced by social security benefits according to a plan formula. Normal retirement age is 65, but provisions are made for early retirement. The Company's funding policy is to contribute amounts to the plans to cover service costs to date as recommended by the Company's actuary. The plan's assets are invested by two investment management companies in funds holding U.K. and overseas equities, U.K. and overseas fixed interest securities, index linked securities, property unit trusts and cash or cash equivalents.

        A summary of the components of net periodic pension cost for the U.K. pension plan is as follows:



                                          1997         1996           1995
                                          ----         ----           ----
                                                     (Millions)
Service cost                             $ 13.4       $ 12.0          $10.9
Interest cost on projected benefit         39.7         35.2           33.5
obligation                               (103.4)       (60.6)         (66.3)
Actual return on plan assets               50.8         14.1           23.6
                                           ----         ----           ----
Net amortization and deferral             $ 0.5        $ 0.7          $ 1.7
                                          =====        =====          =====
Net pension cost

        The funded status and prepaid pension cost for the U.K. pension plan is as follows:


                                                                    AS OF DECEMBER 31
                                                            1997            1996           1995
                                                            ----            ----           ----
                                                                         (Millions)
Actuarial present value of accumulated plan benefits,
all vested..............................................   $455.8          $446.1         $368.9
Additional amounts related to projected salary increases     38.8            49.5           38.6
                                                           ------          ------         ------
Total projected benefit obligation......................    494.6           495.6          407.5
Plan assets at fair value...............................    708.2           644.2          525.5
                                                           ------          ------         ------
Plan assets in excess of projected benefit obligation...    213.6           148.6          118.0
Unrecognized net gain...................................   (151.3)          (83.2)         (69.1)
Unrecognized prior service cost.........................      8.0             9.6            9.4
                                                            -----           -----          -----
Prepaid pension cost....................................     70.3            75.0           58.3
Estimated transfer......................................     (7.0)           (7.5)          (5.8)
                                                           -------         ------         ------
                                                            $63.3           $67.5          $52.5
                                                            =====           =====          =====


        The estimated transfer represents prepaid pension cost attributable to employees who participate in the octel retirement plans that will remain with Great Lakes. Final determination of the transfer is subject to, among other things, a final actuarial evaluation and election of the employee.

        Assumptions used in determining the actuarial present value of the projected benefit obligations are set forth below. Assumptions used in 1997 are consistent with the prior year. The weighted average discount rate, rate of increase in compensation levels and expected long-term return on assets were assumed to be 7.75%, 5.5% and 8.5%, respectively.



NOTE 9--EMPLOYEE STOCK PLANS
----------------------------

        In October 1995, the Financial Accounting Standards Board issued "Accounting for Stock-Based Compensation" (SFAS 123). The statement is effective for fiscal years beginning after December 1995. Under SFAS 123, stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principle Board Opinion No. 25 (APB 25) or the fair-value method described in SFAS 123. The Company intends to follow APB 25.

        Prior to the Distribution, certain employees of the Company participated in the Great Lakes 1984 Employee Stock Option Plan and the Great Lakes 1993 Employee Stock Compensation Plan which cover officers and key employees of Great Lakes. The Company intends to grant to its employees who would otherwise have been eligible to receive grants under such plans, restricted stock units under the Stock Plan of the Company, which is to be approved by Great Lakes, as the sole stockholder of the Company, prior to Distribution.


NOTE 10--FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK
--------------------------------------------------------


        The carrying amounts of cash and cash equivalents reported in the balance sheet do not materially differ from their fair value at December 31, 1997.

        The Company hedges certain portions of its exposure to foreign currency fluctuations in revenues through the use of forward exchange contracts. The Company invoices between 50% and 60% of its sales in U.S. dollars; the balance of the Company's billing is invoiced in pound sterling in an effort to match the Company's pound sterling costs. Foreign exchange contracts are taken out with both Great Lakes and, prior to November 20, 1997, Chevron Chemical Company to hedge the dollar income and thereby hedge the quarterly dollar profit distributions made to both parties. At December 31, 1997 and 1996, open foreign exchange contracts totaled $53.4 million and $55.3 million, respectively. If valued at year-end rates of exchange, the contracts would have been valued at $53.5 million and $57.3 million, respectively. Gains and losses arising from the use of such instruments are recorded in the income statement concurrently with gains and losses arising from the underlying hedged transactions.

        In October 1997, the Company entered into interest rate swaps to fix a portion of the interest rate relative to the Notes. The notional amount of the debt to which the interest rate swaps apply is $125 million. The notional amount of the agreements are used to measure interest to be paid or received and do not represent an exposure to the Company. For interest rate instruments that effectively hedge interest rate exposures the net cash paid or received on the agreements are accrued and recognized as an adjustment to interest expense over the term of the loan. If the contracts were closed at December 31, 1997, the Company would incur a cash cost of about $2.8 million.

        The Company sells a range of petroleum additives, including significant quantities of TEL, to major oil refineries throughout the world. Significant sales of TEL are also made to Ethyl Corporation on wholesale terms, and in 1997 these accounted for 11.4% of net revenues. At December 31, 1997 amounts owing by Ethyl Corporation to the Company were less than 5% of accounts receivable. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Generally, collateral is not required.


        Approximately 60% of the Company's labor force are covered by a collective bargaining agreement, which expires on January 1, 2000.


NOTE 11--RELATED PARTY TRANSACTIONS
-----------------------------------


        The Company sells significant quantities of TEL to refineries wholly or partially owned by BP, Texaco and Mobil (the Vendor Partners) and Chevron Chemical Company, who ceased to be related parties on October 31, 1997 and November 20, 1997, respectively. Such sales are made at arm's length and at prices which vary according to individual customers and the markets in which they operate. In the years 1997, 1996 and 1995 such sales amounted to $80.2 million, $94.7 million and $116.2 million respectively. Amounts due in respect of these sales amounted to $26.3 million and $35.0 million at December 31, 1997 and December 31, 1996, respectively.

        Sales of product between the Company and Great Lakes are reported in the financial statements at estimated market value. In the years 1997, 1996 and 1995 the value of sales from the Company to Great Lakes amounted to $7.4 million, $6.4 million and $5.8 million, respectively, and the value of purchases by the Company from Great Lakes amounted to $18.5 million, $15.7 million and $12.1 million respectively.

        Interest charges from Great Lakes in respect of funding provided for acquisitions amounted to $2.1 million, $1.5 million and $9.9 million in the years 1997, 1996 and 1995, respectively. At December 31, 1997, the balance owing to Great Lakes was $141.2 million.


NOTE 12 - FUTURE ACCOUNTING CHANGES
-----------------------------------

        In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. The statement must be adopted in the first quarter of 1998. Under provisions of this statement, the Company will be required to change the financial statement presentation of comprehensive income and its components to conform to these new requirements. As a consequence of this change, certain reclassifications will be necessary for previously reported amounts to achieve the required presentation of comprehensive income.

        In June 1997, SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," was issued. Under provisions of this statement, the Company will be required to provide financial statement disclosures for operating segments, products and services, and geographic areas beginning in 1998.

        In December 1997, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued and is effective for the Company's 1998 fiscal year. The statement revises current disclosure requirements for employers' pension and other retiree benefits.

        Implementation of these disclosure standards will not affect the Company's financial position or results of operations.


                                 SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 OCTEL CORP.


April 6, 1998                    By:    /s/ Dennis J. Kerrison
                                      ------------------------
                                 Name:  Dennis J. Kerrison
                                 Title: President and Chief Executive Officer




                               EXHIBIT INDEX


Exhibit
Number    Description
------    -----------

2.1* Form of Transfer and Distribution Agreement, dated as of _________, 1998, between Great Lakes Chemical Corporation ("Great Lakes") and the Registrant.

3.1*      Form of Amended and Restated Certificate of Incorporation of the
          Registrant.

3.2*      Form of Amended and Restated By-Laws of the Registrant.

4.1*      Form of Common Stock Certificate

4.2* Rights Agreement between the Registrant and First Chicago Trust Company of New York, as Rights Agent.

4.3* Form of Certificate of Designations, Rights and Preferences of Series A Junior Participating Preferred Stock of the Registrant.

4.4*      Form of Indenture with respect to Senior Notes due 2006 of Octel
          Finance Co..

10.1*     Form of Tax Disaffiliation Agreement between Great Lakes and the
          Registrant.

10.2* Form of Corporate Services Transition Agreement between Great Lakes and the Registrant.

10.3*     Form of Supply Agreement between Great Lakes and the
          Registrant for the supply of ethylene dibromide.

10.4*     Form of Supply Agreement between Great Lakes and the
          Registrant for the Supply of anhydious hydrogen bromide.

10.5* Form of Supply Agreement for the Supply of 10% sodium hydroxide solution.

10.6* Form of Agreement between Great Lakes and the Registrant for the Toll Manufacture of Stadis Product.

10.7*     Form of Octel Corp. 1998 Stock Compensation Plan.

10.8* Form of Employment Agreement between Associated Octel Limited and Dennis J. Kerrison, Steve W. Williams, Geoff J. Hignett,
          Graham M. Leathes and Robert A. Lee.

21.1*     Subsidiaries of the Registrant.

23.1      Consent of Ernst & Young LLP, Independent Auditors

27.1      Financial Data Schedule



-----------------
*        To be filed by amendment


                                                              Exhibit 23.1


             Consent of Ernst & Young LLP, Independent Auditors


We consent to the use of our report dated April 4, 1998 in Amendment No. 1 to Form 10/A with respect to the combined financial statements of Octel Corp. appearing in this Information Statement dated April 6, 1998.




Indianapolis, Indiana
April 4, 1998



                                                              Exhibit 27.1


                                OCTEL CORP.
                      COMBINED FINANCIAL DATA SCHEDULE
                      --------------------------------


THIS SCHEDULE CONTAINS SUMMARY FINANCIAL
INFORMATION EXTRACTED FROM THE COMBINED
BALANCE SHEETS, STATEMENTS OF INCOME, AND
STATEMENTS OF CASH FLOWS AND IS QUALIFIED
IN ITS ENTIRETY BY REFERENCE TO SUCH
FINANCIAL STATEMENTS



                Period Covered                                         12 Months    12 Months    12 Months
                Fiscal Year-End                                         12/31/97     12/31/96     12/31/95
                Fiscal Year-Starts                                      01/01/97     01/01/96     01/01/95

                                                                      Balance at   Balance at   Balance at
                (thousands of dollars, except per share data)           12/31/97     12/31/97     12/31/97

Item No.        Item Description
--------        ----------------

5-02(1)         Cash and cash items                                     $ 29,700       54,900       54,400

5-02(2)         Marketable securities                                          0            0            0

5-02(3)(a)(1)   Notes and accounts receivable - trade                    170,700      197,300      195,500

5-02(4)         Allowances for doubtful accounts                             900          900          900

5-02(6)         Inventory                                                 78,800       84,000       62,100

5-02(9)         Total current assets                                     282,700      339,600      314,600

5-02(13)        Property, plan and equipment                             122,800      135,100      110,000

5-02(14)        Accumulated depreciation                                  16,800       21,700        2,700

5-02(18)        Total assets                                             832,900      841,000      798,400

5-02(21)        Total current liabilities                                102,800      123,500      138,800

5-02(22)        Bonds, mortgages and similar debt                              0            0            0

5-02(28)        Preferred stock - mandatory redemption                         0            0            0

5-02(29)        Preferred stock - no mandatory redemption                      0            0            0

5-02(30)        Common stock                                                   0            0            0

5-02(31)        Other stockholders' equity                               652,800      584,600      530,800

5-02(32)        Total liabilities and stockholders' equity               832,900      841,000      798,400

5-03(b)1(a)     Net sales of tangible products                           539,100      597,400      628,300

5-03(b)1        Total revenues                                           550,900      602,100      637,500

5-03(b)2(a)     Cost of tangible goods sold                              274,400      298,800      307,000

5-03(b)2        Total costs and expenses applicable to sales and
                revenues                                                 316,800      344,600      354,700

5-03(b)3        Other costs and expenses                                  33,200       34,200       23,400

5-03(b)5        Provision for doubtful accounts and notes                      0            0            0

5-03(b)(8)      Interest and amortization of debt discounts                2,200        1,600       10,300

5-03(b)(10)     Income before taxes and other items                      174,400      192,100      216,800

5-03(b)(11)     Income tax expense                                        56,700       63,800       71,700

5-03(b)(14)     Income/loss continuing operations                        117,700      128,300      145,100

5-03(b)(15)     Discontinued operations                                        0            0            0

5-03(b)(17)     Extraordinary items                                            0            0            0

5-03(b)(18)     Cumulative effect - changes in accounting principles           0            0            0

5-03(b)(19)     Net income or loss                                      $117,700      128,300      145,100

5-03(b)(20)     Earnings per share - primary                            $   0.00         0.00         0.00

5-03(b)(20)     Earnings per share - fully diluted                      $   0.00         0.00         0.00
